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Exhibit 99.1

Third Quarter Report 2020

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

This Management's Discussion and Analysis ("MD&A") dated October 28, 2020 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 that were prepared in accordance with International Financial Reporting Standards ("IFRS"), specifically International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the Company's annual Management's Discussion and Analysis ("Annual MD&A") and annual consolidated financial statements ("Annual Financial Statements") filed with Canadian securities regulators and included in the Company's Annual Report on Form 40-F for the year ended December 31, 2019 (the "Form 40-F"), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company is included in the Company's Annual Information Form for the year ended December 31, 2019 (the "AIF" which is included in the Form 40-F). The Form 40-F is on file with the Securities and Exchange Commission ("SEC") at www.sec.gov/edgar and the AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Forward Looking Statements

Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". When used in this MD&A, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation:

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  statements regarding the Company's plans to ramp up and optimize operations following temporary suspensions of operations related to the COVID-19 pandemic, including the timing thereof and impacts on anticipated gold production and costs;

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  statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's operations and overall business;

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  the Company's forward-looking production outlook, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, and cash flows;

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  the estimated timing and conclusions of technical studies and evaluations;

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  the methods by which ore will be extracted or processed;

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  statements concerning the Company's expansion plans at the Kittila mine, Meliadine mine's Phase 2 project and Amaruq deposit's Phase 2 project, and the Company's ramp up of operations at the Meliadine mine, and the Amaruq deposit, including the timing, funding, completion and commissioning thereof;

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  statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

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  statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, financing costs and expectations as to the funding or reductions thereof;

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

  •
  estimates of future mineral reserves, mineral resources, the effect of drill results on future mineral reserves and mineral resources, mineral production and sales;

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  the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production;

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  statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;

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  statements regarding anticipated future exploration;

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  the anticipated timing of events with respect to the Company's mine sites;

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  statements regarding the sufficiency of the Company's cash resources;

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  statements regarding the Company's future effective tax rate, and the influences on such tax rate;

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  future dividend amounts and payment dates; and

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  statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof.

Such statements reflect the Company's views as at the date of this MD&A and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the Company's Annual MD&A and AIF filed with Canadian securities regulators and that are included in the Form 40-F filed with the SEC as well as: the return to normal operations at all of the Company's mine sites following measures being put in place in response to the COVID-19 pandemic; that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites; that there are no other significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at the LaRonde mine and other properties are as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.

Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex and Meliadine mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability,

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde mine; mining risks; community actions or protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies.

For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A, see the AIF and Annual MD&A as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Meaning of "including" and "such as":    When used in this MD&A the terms "including" and "such as" mean including and such as, without limitation.

Business Overview

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company's mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Recent Developments

Impact of COVID-19 on the Company's Business and Operations

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others related to COVID-19, may affect the Company cannot be predicted with certainty.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

Following the period of temporary shutdowns and reduced activity levels related to COVID-19 restrictions, all of the Company's mines operated at or near their normal capacity levels and major exploration and development projects were re-started with increased safety protocols in place in the third quarter of 2020. With the second wave of COVID-19 underway in certain of the locations where the Company operates, several of the Company's employees and contractors have tested positive for COVID-19. In response to these positive cases, the Company has reinforced strict detection protocols to reduce the spread of the virus at sites and within local communities. Most of the people who initially tested positive have already recovered and the Company experienced limited impact on operational productivity. During the the third quarter of 2020, the Company continued to pay the base salaries of employees affected by the COVID-19 pandemic in Nunavut and Mexico.

In response to an order by the Government of Quebec, issued on March 23, 2020 (the "Quebec Order") to close all non-essential businesses as a result of the COVID-19 pandemic, the Company took steps to ramp down its operations in the Abitibi region of Quebec (the LaRonde, LaRonde Zone 5, Goldex and Canadian Malartic mines). The Quebec Order was part of the Quebec government's response to the COVID-19 pandemic. During the period of suspension, each of these operations remained on temporary suspension, and minimal work took place. With the lifting of the Quebec Order, commencing on April 15, 2020, the Company restarted operations in the Abitibi region and ramped up production gradually to regular capacity over the course of the second quarter of 2020. In the third quarter of 2020, the Company's Quebec operations continued to manage tracing, isolation and disinfection protocols, and maintain open communication channels with various ministries and local authorities.

As a result of the Quebec Order, the Company also significantly reduced activities at the Meliadine mine and Meadowbank Complex in Nunavut, which are fly-in/fly-out mining camps, serviced out of Quebec. During the period of reduced operations, the focus was on reducing maintenance backlog and advancing open pit mine development at the Meadowbank Complex as well as reducing paste backfilling backlog at the Meliadine mine in order to position both operations for the successful ramp-up upon activity levels returning to normal. Mining and milling activities in the Nunavut operations gradually returned to normal levels and were ramped up to full capacity in June 2020. In the third quarter of 2020, the Company's Nunavut operations continued to effectively manage tracing, isolation and disinfection protocols, and made arrangements to acquire a new testing lab to implement more frequent re-testing of employees on-site during their rotation.

Following the declaration of a state of public health emergency relating to COVID-19 by the Government of Nunavut, the Company also decided to send home its Nunavut-based workforce from its Meliadine and Meadowbank operations as well as its exploration projects, as part of an effort to limit the risk of spread of COVID-19 in Nunavut. There is currently no set date for the Nunavut-based workforce to return to work. The Company is in regular discussions with community leaders, the Nunavut chief medical officer and local government officials to establish when and how a return to work could be accomplished while maintaining the safety of Nunavut communities.

On April 2, 2020 the Government of Mexico issued a decree (the "Decree") relating to the COVID-19 pandemic requiring that all non-essential businesses suspend operations until April 30, 2020 which was subsequently extended to May 30, 2020. In response to the Decree, mining operations at the Company's Mexican operations (Pinos Altos, Creston Mascota and La India mines) were ramped down. Most of the activity at these operations was suspended by the Company with the exception of heap leaching at the Creston Mascota and La India mines. The Company re-started operations on May 18, 2020 and gradually ramped up production to normal levels at all mines by the end of June 2020. In the third quarter of 2020, the Company's Mexican operations continued to reinforce screening and testing protocols to detect COVID-19 cases prior to permitting entrance to its sites and to control the spread of the virus amid rising numbers of confirmed COVID-19 cases in the states of Chihuahua and Sonora where the Company's mines are located.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

The government of Finland did not mandate the suspension of business activities to respond to the COVID-19 pandemic. With the exception of a 3-day mine shutdown in April 2020 to manage one positive COVID-19 case, underground and mill operations operated at normal levels in the course of the second quarter under new preventive and safety protocols. However, as a result of travel restrictions, shaft sinking activities were not resumed until July 2020 with the addition of local resources. As a result of the COVID-19 restrictions, the completion of the project will be delayed by 6 months until the first quarter of 2022. In the third quarter of 2020, the Company opened a COVID-19 testing facility to provide testing capacity to employees and contractors at the site as well as to residents in the Kittila municipality.

In response to each region's government-mandated restrictions, exploration drilling at certain projects was temporarily suspended and exploration offices were closed during the second quarter of 2020. By the end of June, most sites restarted their activities, with the focus on pipeline projects, near mine opportunities and reserve and resource replacement, and work continued with little interruption at major projects through the third quarter of 2020.

As a result of the COVID-19 pandemic, the Company took action to help prevent the spread of the outbreak at its sites and protect its employees, contractors and the communities in which it operates. The Company is continuing to adjust protocols in preparation for a second wave of COVID-19 cases. The enhanced health and safety measures included:

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  screening employees and contractors entering the Company's sites for potential symptoms of COVID-19, including setting up a mobile laboratory for on-site testing for COVID-19 at the Nunavut sites;

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  adopting isolation protocols for people exhibiting symptoms, who have traveled recently, or who were in close contact with a confirmed or probable COVID-19 case;

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  contact tracing of individuals that may have been exposed to the virus;

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  increasing cleaning and disinfection services in lunchrooms, change areas and workplaces; and

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  modifying of mining protocols to facilitate physical distancing.

Some of the measures implemented to manage the COVID-19 outbreak are expected to remain in place for the foreseeable future and will increase the production costs at the Company's operations. These costs relate mostly to increased sanitizing personnel, personal protective equipment ("PPE"), testing of employees and contractors, operating of testing labs, additional employee transportation, and supplies and health support to surrounding communities. For the three and nine months ended September 2020, the Company has incurred direct and incremental COVID-19 costs of $2.8 million and $5.1 million, respectively, of which almost all are presented in the production costs line item in the condensed interim consolidated statements of income.

Due to border closures and travel restrictions imposed by federal, provincial, state and local governments, the Company suspended non-essential travel for all employees, including non-essential visits to the Company's mines and projects. The Company also initially instituted a change to the shift rotation of its employees at Nunavut sites, which operate as fly-in/fly-out camps, to 28 days from 14 days to increase the safety of its employees and the communities; however, with the new screening and testing protocols in place, the shift rotation went back to the usual 14 days in June 2020. In addition, while the Company's corporate office and regional offices were initially closed, and employees were requested to work from home, these offices were subsequently re-opened under new hygiene and physical distancing protocols. As employees whose work does not require physical presence in the office continue to work remotely, the Company has utilized various technology solutions to limit the adverse impact of travel restrictions and remote work arrangements on the Company's ability to operate and adhere to its business goals. Further measures taken by governments, the Company or others related to COVID-19 may adversely affect workforce productivity and availability, including the ability to transport personnel to the Meadowbank Complex and Meliadine mine.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

The Company continues to assess the logistics challenges to its supply chain and distribution methods to deliver its dore bar and concentrate products from mines to third-party refineries and smelters. The Company has observed limited impact to the supply chain to date. The Company has sufficient stock of critical components and has worked closely with its key suppliers to secure future delivery of materials. Inventory of PPE, tires, cyanide, reagents and other critical parts has been increased at all sites. The sealift season, delivering materials and equipment to Nunavut operations, has been completed with no significant interruption. Similarly, the Company has not experienced significant disruption to its distribution network and ability to deliver its products to smelting and refining facilities or ability to sell finished products to its customers. However, further measures taken by governments, the Company or others related to COVID-19 may adversely affect the Company's availability of supplies or its ability to sell or deliver gold dore bars or concentrate.

There are significant uncertainties with respect to future developments and impact on the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by governments, the Company and others in response to the pandemic. While the Company worked closely with the authorities and mining associations to have mining classified as an essential business both by the Quebec and Mexican governments, further suspension of operations may be required by the Company in response to additional government measures or other measures that the Company otherwise deems appropriate.

Financial and Operating Results

Operating Results

Agnico Eagle reported net income of $222.7 million, or $0.92 per share, in the third quarter of 2020, compared with net income of $76.7 million, or $0.32 per share, in the third quarter of 2019. Agnico Eagle reported adjusted net income of $189.2 million, or $0.78 per share, in the third quarter of 2020 compared with adjusted net income of $87.5 million, or $0.37 per share, in the third quarter of 2019. Adjusted net income is a non-GAAP measure; for a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

In the third quarter of 2020, operating margin increased to $567.8 million compared with $366.6 million in the third quarter of 2019, primarily due to a 43.6% increase in revenues from mining operations resulting from a 29.1% higher average realized price of gold between periods (excluding 13,305 and 1,982 pre-commercial gold ounces from the Barnat deposit at the Canadian Malartic mine and the Tiriganiaq open pit deposit at the Meliadine mine, respectively). Operating margin is a non-GAAP measure; for a reconciliation of operating margin to net income as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

Gold production increased to 492,693 ounces in the third quarter of 2020 compared with 476,937 ounces in the third quarter of 2019, primarily due to increased gold production from the Meliadine mine and Meadowbank Complex. Partially offsetting the overall increase in gold production compared to the prior period was a decrease in gold production from the LaRonde and Kittila mines.

Cash provided by operating activities increased to $462.5 million in the third quarter of 2020 compared with $349.2 million in the third quarter of 2019.

Agnico Eagle reported net income of $306.4 million or $1.27 per share, in the nine months ended September 30, 2020, compared with net income of $141.5 million, or $0.60 per share, in the nine months ended September 30, 2019. Agnico Eagle reported adjusted net income of $289.5 million, or $1.20 per share, in the first nine months of 2020 compared with adjusted net income of $142.1 million, or $0.60 per share, in the first nine months of 2019. Adjusted net income is a non-GAAP measure; for a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

In the first nine months of 2020, operating margin increased to $1,160.4 million, compared with $869.1 million in the first nine months of 2019, primarily due to a 26.9% increase in revenues from mining operations resulting from a 27.6% higher average realized price of gold between periods (excluding 18,930 and 1,982 pre-commercial gold ounces from the Barnat deposit at the Canadian Malartic mine and the Tiriganiaq open pit deposit at the Meliadine mine, respectively). Operating margin is a non-GAAP measure; for a reconciliation of operating margin to net income as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

Gold production decreased to 1,235,123 ounces in the first nine months of 2020, compared with 1,287,469 ounces in the first nine months of 2019, primarily due to decreased gold production from the Canadian Malartic, LaRonde and Pinos Altos mines as operations were reduced to minimum levels as a result of measures taken by the Quebec and Mexican governments and the Company related to the COVID-19 pandemic. Partially offsetting the overall decrease in gold production between the first nine months of 2020 and the first nine months of 2019 was the contribution of nine months of production from the Meliadine mine which achieved commercial production in May 2019. In addition, there was an increase in gold production from the Kittila mine between periods as autoclave relining required the mill to be shut down for 58 days during the second quarter of 2019.

Cash provided by operating activities increased to $788.5 million in the first nine months of 2020, compared with $624.2 million in the first nine months of 2019.

Financial Results

The table below sets out variances in the key drivers of net income for the three and nine months ended September 30, 2020, compared with the three and nine months ended September 30, 2019:

(millions of United States dollars)	Three Months Ended September 30, 2020 vs. Three Months Ended September 30, 2019	Nine Months Ended September 30, 2020 vs. Nine Months Ended September 30, 2019
Increase in gold revenues	$297.9	$481.4
Increase (decrease) in silver revenues	2.8	(0.7)
Increase (decrease) in net copper revenues	0.3	(0.3)
Decrease in net zinc revenues	(3.4)	(12.6)
Decrease in production costs due to effects of foreign currencies	7.3	18.0
Increase in production costs	(103.8)	(194.6)
Increase (decrease) in exploration and corporate development expenses	(2.2)	6.6
Increase in amortization of property, plant and mine development	(29.9)	(60.4)
Decrease in general and administrative expenses	1.1	3.2
Decrease in finance costs	4.3	4.6
Change in derivative financial instruments	32.1	39.0
Change in non-cash foreign currency translation	(5.7)	(6.5)
Increase in other expenses	(7.6)	(39.0)
Increase in income and mining taxes	(47.3)	(73.9)

Total net income variance	$145.9	$164.8

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

Three Months Ended September 30, 2020 vs. Three Months Ended September 30, 2019

Revenues from mining operations increased to $980.6 million in the third quarter of 2020, compared with $683.0 million in the third quarter of 2019, primarily due to a 29.1% increase in the average realized price of gold.

Production costs were $412.8 million in the third quarter of 2020, compared with $316.3 million in the third quarter of 2019. Production costs increased in the quarter primarily due to higher maintenance costs at the Meliadine mine and higher open pit mining costs at the Meadowbank Complex which resulted from the transition of mining operations to the Amaruq satellite deposit.

Weighted average total cash costs per ounce of gold produced was $764 on a by-product basis and $835 on a co-product basis in the third quarter of 2020, compared with $653 on a by-product basis and $723 on a co-product basis in the third quarter of 2019, primarily due to higher maintenance costs at the Meliadine mine and higher open pit mining costs at the Meadowbank Complex which resulted from the transition of mining operations to the Amaruq satellite deposit. Cash costs per ounce is a non-GAAP measure; for a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

Exploration and corporate development expenses increased to $30.5 million in the third quarter of 2020, compared with $28.2 million in the third quarter of 2019, primarily due to an increase in exploration drilling at the Canadian Malartic underground project.

Amortization of property, plant and mine development increased by $29.9 million to $173.2 million between the third quarter of 2019 and the third quarter of 2020, primarily due to an increase in the tonnes of ore processed at the Meadowbank Complex, the Meliadine, Canadian Malartic and Pinos Altos mines, partially offset by the decrease in amortization at the Goldex mine from a decrease in the tonnes of ore processed and reduced amortization at the Creston Mascota mine as it approaches the end of operations.

General and administrative expenses decreased to $26.3 million during the third quarter of 2020, compared with $27.3 million during the third quarter of 2019, primarily due to decreased travel expenses and donations from reduced activity and scope of projects between periods caused by the COVID-19 pandemic.

Finance costs decreased to $21.4 million during the third quarter of 2020, compared with $25.7 million during the third quarter of 2019, primarily due to decreased interest expense on the Company's guaranteed senior unsecured notes as $360.0 million of the 2010 Series B Notes were repaid in April 2020, partially offset by increased interest expense resulting from the $200.0 million private placement of guaranteed senior unsecured notes which were issued in April 2020.

Gain on derivative financial instruments amounted to $29.7 million during the third quarter of 2020, compared with a loss on derivative financial instruments of $2.4 million during the third quarter of 2019, primarily due to an unrealized gain on warrants. The recovery of the market for securities, including securities of gold resource companies, resulted in an unrealized gain on warrants of $20.9 million in the third quarter of 2020, compared to an unrealized gain of $0.4 million in the third quarter of 2019. The Company holds warrants to acquire equity securities of certain issuers in the mining industry. In addition, as a result of the strengthening of the Canadian dollar relative to the US dollar at the end of September 2020, the Company recognized an unrealized gain on currency and commodity derivatives of $8.3 million during the third quarter of 2020, compared to an unrealized loss on currency and commodity derivatives of $3.7 million during the third quarter of 2019.

Other expenses increased to $9.1 million during the third quarter of 2020, compared with $1.5 million during the third quarter of 2019, primarily due to payroll costs of $3.7 million associated with Nunavut-based and Mexican

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

employees who were not able to work following the period of temporary suspension of mining operations due to the Company's effort to prevent or curtail community transmission of COVID-19. In addition, there was an increase in asset disposals of $1.6 million, primarily related to the routine replacement of aging fixed and mobile equipment.

During the third quarter of 2020, there was a non-cash foreign currency translation loss of $4.3 million, primarily attributable to the strengthening of the Euro relative to the US dollar as at September 30, 2020, compared to June 30, 2020. The net foreign currency translation loss in the third quarter of 2020 was primarily due to the translation impact of the Company's net monetary liabilities denominated in the Euro. The net foreign currency translation loss associated with the Euro was partially offset by a translation gain attributable to the strengthening of the Mexican peso relative to the US dollar as at September 30, 2020, compared to June 30, 2020 on the Company's net monetary assets denominated in the Mexican peso. A non-cash foreign currency translation gain of $1.3 million was recorded during the third quarter of 2019.

In the third quarter of 2020, the Company recorded income and mining taxes expense of $110.0 million on income before income and mining taxes of $332.7 million, resulting in an effective tax rate of 33.1%. In the third quarter of 2019, the Company recorded income and mining taxes expense of $62.8 million on income before income and mining taxes of $139.5 million, resulting in an effective tax rate of 45.0%. The decrease in the effective tax rate between the third quarter of 2019 and the third quarter of 2020 is primarily due to a higher tax recovery as a result of the effects of foreign exchange movements on non-monetary items denominated in a foreign currency.

There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to fluctuate significantly in future periods.

Nine Months Ended September 30, 2020 vs. Nine Months Ended September 30, 2019

Revenues from mining operations increased to $2,209.7 million during the nine months ended September 30, 2020, compared with $1,741.8 million during the nine months ended September 30, 2019, primarily due to a 27.6% increase in the average realized price of gold, partially offset by a 68.1% decrease in the sales volume of zinc.

Production costs increased to $1,049.3 million during the nine months ended September 30, 2020, compared with $872.7 million in the nine months ended September 30, 2019, primarily due to the contribution of nine months of mining and milling costs from the Meliadine mine which achieved commercial production in May 2019, and higher open pit mining costs at the Meadowbank Complex which resulted from the transition of mining operations to the Amaruq satellite deposit.

Weighted average total cash costs per ounce of gold produced increased to $805 on a by-product basis and $864 on a co-product basis during the nine months ended September 30, 2020, compared with $643 and $721 during the nine months ended September 30, 2019, primarily due to the contribution of nine months of mining and milling costs from the Meliadine mine which achieved commercial production in May 2019, and higher open pit mining costs at the Meadowbank Complex which resulted from the transition of mining operations to the Amaruq satellite deposit. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

Exploration and corporate development expenses were $74.5 million during the nine months ended September 30, 2020, compared with $81.0 million during the nine months ended September 30, 2019, primarily due to a decrease in exploration drilling at the Gilt Edge project in South Dakota and the Amaruq satellite deposit, in response to the COVID-19 pandemic.

Amortization of property, plant and mine development increased by $60.4 million to $456.1 million between the nine months ended September 30, 2019 and the nine months ended September 30, 2020, primarily due to the contribution of nine months of amortization from the Meliadine mine which achieved commercial production in May 2019, partially offset by a decrease in amortization at the LaRonde mine from lower tonnes of ore processed and reduced amortization at the Creston Mascota mine as it approaches the end of operations.

General and administrative expense decreased to $82.4 million during the nine months ended September 30, 2020, compared with $85.6 million during the nine months ended September 30, 2019, primarily due to decreased travel and investor relations expenses, and donations from reduced activity and scope of projects between periods caused by the COVID-19 pandemic.

Finance costs decreased to $74.2 million during the nine months ended September 30, 2020, compared with $78.8 million during the nine months ended September 30, 2019, primarily due to decreased interest expense on the Company's guaranteed senior unsecured notes as $360.0 million of the 2010 Series B Notes were repaid in April 2020, partially offset by increased interest expense resulting from the $200.0 million private placement of guaranteed senior unsecured notes which were issued in April 2020.

Gain on derivative financial instruments increased to $49.3 million during the nine months ended September 30, 2020, compared with $10.3 million during the nine months ended September 30, 2019, primarily due to an increase in the market value of outstanding warrants resulting in an unrealized gain of $52.7 million, partially offset by a realized loss of $13.0 million on currency and commodity derivatives.

Other expenses increased to $37.4 million during the nine months ended September 30, 2020, compared with other income of $1.6 million during the nine months ended September 30, 2019, primarily due to costs of $29.8 million associated with the temporary suspension of mining and exploration activities at the Company's mine sites and exploration properties due to the COVID-19 pandemic. These costs include primarily payroll and other incidental costs associated with maintaining the sites and payroll costs associated with employees who were not working during the period of suspended operations, and payroll costs of Nunavut-based and Mexican employees who were not able to work following the period of temporary suspension or reduced operations due to the Company's efforts to prevent or curtail community transmission of COVID-19.

During the nine months ended September 30, 2020, there was a non-cash foreign currency translation loss of $11.5 million, primarily attributable to the strengthening of the Euro relative to the US dollar as at September 30, 2020, compared to December 31, 2019. The net foreign currency translation loss in the first nine months of 2020 was primarily due to the translation impact of the Company's net monetary liabilities denominated in the Euro. A non-cash foreign currency translation loss of $5.0 million was recorded during the first nine months of 2019.

During the nine months ended September 30, 2020, the Company recorded income and mining taxes expense of $167.2 million on income before income and mining taxes of $473.6 million, resulting in an effective tax rate of 35.3%. During the nine months ended September 30, 2019, the Company recorded income and mining taxes expense of $93.3 million on income before income and mining taxes of $234.8 million, resulting in an effective tax rate of 39.7%. The decrease in the effective tax rate between the first nine months of 2019 and the first nine months of 2020 is primarily due to the impact of permanent differences, including the impact of foreign exchange on non-monetary items denominated in a foreign currency.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

LaRonde mine

At the LaRonde mine, gold production decreased by 11.4% to 81,199 ounces in the third quarter of 2020, compared with 91,664 ounces in the third quarter of 2019, primarily due to lower tonnes of ore processed and lower gold grade ore being processed. Production costs at the LaRonde mine were $65.0 million in the third quarter of 2020, an increase of 19.3% compared with production costs of $54.5 million in the third quarter of 2019, driven primarily by the timing of inventory sales.

Gold production decreased by 19.1% to 198,688 ounces in the first nine months of 2020 compared with 245,684 ounces in the first nine months of 2019 at the LaRonde mine, primarily due to the delay in accessing higher grade ore from the west portions of the mine as additional ground support was being completed and the temporary suspension of mining activities at the Company's Quebec mines to comply with the Quebec Order (the "Quebec Operations Suspension"). Production costs at the LaRonde mine were $127.0 million in the first nine months of 2020, a decrease of 23.1% compared with production costs of $165.1 million in the first nine months of 2019, driven primarily by the temporary suspension of mining activities in the west portions of the mine area during the first quarter of 2020 which resulted in lower mine and mill production costs, the Quebec Operations Suspension, the timing of inventory sales, and the weakening of the Canadian dollar relative to the US dollar between periods.

LaRonde Zone 5 mine

At the LaRonde Zone 5 mine, gold production increased by 22.9% to 18,981 ounces in the third quarter of 2020 from 15,438 ounces in the third quarter of 2019, primarily due to higher tonnes of ore processed. Production costs at the LaRonde Zone 5 mine were $12.6 million in the third quarter of 2020, an increase of 20.6% compared with production costs of $10.5 million in the third quarter of 2019, driven primarily by increased underground production and milling costs.

Gold production increased by 2.0% to 45,496 ounces in the first nine months of 2020 from 44,596 ounces in the first nine months of 2019 at the LaRonde Zone 5 mine, primarily due to higher tonnes of ore processed. Production costs at the LaRonde Zone 5 mine were $33.8 million in the first nine months of 2020, an increase of 18.8% compared with production costs of $28.4 million in the first nine months of 2019, driven primarily by increased underground production and milling costs, partially offset by the Quebec Operations Suspension.

Goldex mine

At the Goldex mine, gold production decreased by 16.5% to 31,008 ounces in the third quarter of 2020, compared with 37,142 ounces in the third quarter of 2019, primarily due to lower gold grade ore being processed. Production costs at the Goldex mine were $21.8 million in the third quarter of 2020, an increase of 7.5% compared with production costs of $20.3 million in the third quarter of 2019, driven primarily by increased underground development and maintenance costs.

Gold production decreased by 16.9% to 88,033 ounces in the first nine months of 2020, compared with 105,921 ounces in the first nine months of 2019 at the Goldex mine, primarily due to the Quebec Operations Suspension. Production costs at the Goldex mine were $58.0 million in the first nine months of 2020, a decrease of 2.7% compared with production costs of $59.6 million in the first nine months of 2019, driven primarily by the Quebec Operations Suspension and the weakening of the Canadian dollar relative to the US dollar between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

Meadowbank Complex

At the Meadowbank Complex, gold production increased by 53.3% to 74,921 ounces in the third quarter of 2020, compared with 48,870 ounces in the third quarter of 2019 (which included 33,134 ounces produced prior to the achievement of commercial production at the Amaruq satellite deposit) primarily due to higher tonnes of ore processed and higher gold grade ore. Production costs at the Meadowbank mine were $92.3 million in the third quarter of 2020, an increase of 348.9% compared with production costs of $20.6 million in the third quarter of 2019, driven primarily by higher open pit mining costs at the Meadowbank Complex which resulted from the switch of mining operations to the Amaruq satellite deposit.

Gold production increased by 6.7% to 140,679 ounces in the first nine months of 2020, compared with 131,829 ounces in the first nine months of 2019 at the Meadowbank mine, (which included 35,281 ounces produced prior to the achievement of commercial production at the Amaruq satellite deposit) primarily due to higher gold grade ore being processed at the Meadowbank Complex which resulted from the switch of mining operations to the Amaruq satellite deposit. Production costs at the Meadowbank mine were $210.1 million in the first nine months of 2020, an increase of 101.6% compared with production costs of $104.2 million in the first nine months of 2019, driven primarily by an increase in open pit mining costs which resulted from the switch of mining operations to the Amaruq satellite deposit and an increase in maintenance costs, partially offset by an increase in capitalized deferred stripping costs and the weakening of the Canadian dollar relative to the US dollar between periods.

Meliadine mine

At the Meliadine mine, gold production increased by 23.9% to 96,757 ounces in the third quarter of 2020 (which includes 1,982 ounces produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit at the Meliadine mine) compared with 78,093 ounces in the third quarter of 2019, primarily due to higher tonnes of ore processed. Production costs at the Meliadine mine were $66.9 million in the third quarter of 2020, an increase of 20.9% compared with production costs of $55.4 million in the third quarter of 2019, driven primarily by increased maintenance and logistics costs.

Gold production was 226,107 ounces in the first nine months of 2020 (which includes 1,982 ounces produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit at the Meliadine mine). Production costs at the Meliadine mine were $182.5 million during the first nine months of 2020. As the Meliadine mine achieved commercial production in May 2019, the first nine months of 2019 do not represent a comparable period.

Canadian Malartic mine

Agnico Eagle and Yamana Gold Inc. ("Yamana") each indirectly own 50.0% of the Canadian Malartic Corporation ("CMC") and the Canadian Malartic General Partnership ("the Partnership"), which holds the Canadian Malartic mine in northwestern Quebec.

Attributable production at the Canadian Malartic mine reflects Agnico Eagle's 50% interest in the mine. Attributable gold production decreased by 6.3% to 76,398 ounces in the third quarter of 2020 (which includes 13,305 ounces produced prior to the achievement of commercial production at the Barnat deposit) compared with 81,573 ounces in the third quarter of 2019, primarily due to lower gold grade ore being processed. Attributable production costs at the Canadian Malartic mine were $51.7 million in the third quarter of 2020, a decrease of 1.7% compared with production costs of $52.5 million in the third quarter of 2019, driven primarily by the weakening of the Canadian dollar relative to the US dollar between periods.

Attributable gold production decreased by 20.7% to 197,946 ounces in the first nine months of 2020 (which includes 18,930 ounces produced prior to the achievement of commercial production at the Barnat deposit) compared with 249,554 ounces in the first nine months of 2019, primarily due to the Quebec Operations

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

Suspension. Attributable production costs at the Canadian Malartic mine were $137.6 million in the first nine months of 2020, a decrease of 10.3% compared with production costs of $153.4 million in the first nine months of 2019, driven primarily by the Quebec Operations Suspension and the weakening of the Canadian dollar relative to the US dollar between periods.

On June 3, 2020, the Partnership announced that it had reached a seven-year collaboration agreement with four local First Nations groups aimed at the sustainable development of the First Nations groups and their increased participation in the Canadian Malartic mine's mining activities and projects. Among other things, the collaboration agreement sets out measures to increase the participation of the four First Nations groups in the Canadian Malartic mine's activities with regards to training, jobs, business opportunities and environmental protection. In addition, the four communities will also receive annual financial contributions in order to promote their sustainable development efforts and to establish community-building projects. Over the course of the agreement, Canadian Malartic is expected to disburse approximately C$30 million, on a 100% basis, if the mine continues to operate and all conditions are met by the First Nations groups.

Kittila mine

At the Kittila mine, gold production decreased by 13.4% to 53,149 ounces in the third quarter of 2020, compared with 61,343 ounces in the third quarter of 2019, primarily due to lower tonnes of ore processed as a result of the planned mill shutdown on September 22, 2020 to tie-in the mill expansion. The tie-in was completed on October 22, 2020 and the commissioning of the expanded mill is on-going during the fourth quarter of 2020. Production costs at the Kittila mine were $45.7 million in the third quarter of 2020, an increase of 2.9% compared with production costs of $44.4 million in the third quarter of 2019, driven primarily by an increase in underground development and contractor costs and the strengthening of the Euro relative to the US dollar between periods, partially offset by a decrease in re-handling costs.

Gold production increased by 24.7% to 163,069 ounces in the first nine months of 2020, compared with 130,756 ounces in the first nine months of 2019 at the Kittila mine, where autoclave relining required the mill to be shut down for 58 days in the second quarter of 2019. Production costs at the Kittila mine were $132.5 million in the first nine months of 2020, an increase of 27.3% compared with production costs of $104.1 million in the first nine months of 2019, driven primarily by an increase in re-handling, underground development, contractor and milling costs.

Pinos Altos mine

At the Pinos Altos mine, gold production decreased by 11.2% to 30,937 ounces in the third quarter of 2020, compared with 34,832 ounces in the third quarter of 2019, primarily due to lower gold grade ore being processed. Production costs at the Pinos Altos mine were $33.1 million in the third quarter of 2020, a decrease of 4.4% compared with production costs of $34.7 million in the third quarter of 2019, driven primarily by a decrease in underground production costs and the weakening of the Mexican peso relative to the US dollar between periods.

Gold production decreased by 34.5% to 78,127 ounces in the first nine months of 2020, compared with 119,302 ounces in the first nine months of 2019 at the Pinos Altos mine, primarily due to the temporary suspension of mining activities to comply with the Decree in response to the COVID-19 pandemic (the "Mexican Operations Suspension"). Production costs at the Pinos Altos mine were $87.2 million in the first nine months of 2020, a decrease of 8.7% compared with production costs of $95.6 million in the first nine months of 2019, driven primarily by the Mexican Operations Suspension and the weakening of the Mexican peso relative to the US dollar between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

Creston Mascota mine

At the Creston Mascota mine, gold production decreased by 31.6% to 6,567 ounces in the third quarter of 2020, compared with 9,596 ounces in the third quarter of 2019, primarily due to lower tonnes of ore processed. Production costs at the Creston Mascota mine were $7.6 million in the third quarter of 2020, a decrease of 11.2% compared with production costs of $8.5 million in the third quarter of 2019, driven primarily by a decrease in open pit mining costs as the mine approaches the end of operations.

Gold production decreased by 17.0% to 34,397 ounces in the first nine months of 2020, compared with 41,461 ounces in the first nine months of 2019 at the Creston Mascota mine, primarily due to lower tonnes of ore processed as it approaches the end of operations. Production costs at the Creston Mascota mine were $29.0 million in the first nine months of 2020, an increase of 6.0% compared with production costs of $27.4 million in the first nine months of 2019, driven primarily by the timing of inventory.

La India mine

At the La India mine, gold production increased by 23.9% to 22,776 ounces in the third quarter of 2020, compared with 18,386 ounces in the third quarter of 2019, primarily due to higher tonnes of ore processed. Production costs at the La India mine were $16.1 million in the third quarter of 2020, an increase of 7.0% compared with production costs of $15.1 million in the third quarter of 2019, driven primarily by the timing of inventory and a decrease in capitalized deferred stripping costs.

Gold production increased by 1.6% to 62,581 ounces in the first nine months of 2020, compared with 61,574 ounces in the first nine months of 2019, primarily due to higher gold grade ore being processed. Production costs at the La India mine were $51.6 million in the first nine months of 2020, an increase of 5.5% compared with production costs of $48.9 million in the first nine months of 2019, driven primarily by the timing of inventory and a decrease in capitalized deferred stripping costs.

Balance Sheet Review

Total assets increased by $411.6 million to $9,201.5 million at September 30, 2020 from $8,789.9 million at December 31, 2019 primarily due to a $190.6 million increase in investments held to $281.9 million at September 30, 2020 as a result of $101.5 million in an unrealized net gain in fair value of equity securities, $32.7 million in new equity investments and an unrealized gain on common share purchase warrants of $52.7 million. In addition, property, plant and mine development increased by $125.0 million to $7,128.7 million at September 30, 2020 primarily due to additions capitalized to property, plant and mine development of $601.9 million, partially offset by amortization expense of $456.1 million during the first nine months of 2020. Inventories increased by $71.6 million to $651.7 million at September 30, 2020, primarily due to increased supplies inventories in Nunavut as a consequence of deliveries made during the summer barge season.

Total liabilities increased by $39.1 million to $3,717.5 million at September 30, 2020 from $3,678.4 million at December 31, 2019 primarily due to an $80.9 million increase in deferred income and mining tax liabilities as a result of the origination and reversal of net taxable temporary differences. In addition, Agnico Eagle's reclamation provision increased by $56.2 million between December 31, 2019 and September 30, 2020 primarily due to the re-measurement of these provisions by applying updated cash flow estimates and assumptions, including discount and inflation rates. Accounts payable and accrued liabilities increased by $39.5 million between December 31, 2019 and September 30, 2020 primarily due to expenditures related to the summer barge season in Nunavut. The increase was partially offset by a $159.5 million decrease in long-term debt as a result of the net repayment of Senior Notes.

While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

use complex derivative contracts to hedge exposures. During the first nine months of 2020, the Company increased its currency and diesel hedge positions to support its key input costs used in budgeting and mine planning assumptions. As at September 30, 2020, the Company had outstanding currency derivative contracts related to $1,199.0 million of 2020, 2021 and 2022 expenditures (December 31, 2019 — $252.0 million) and diesel fuel derivative contracts related to 25.3 million gallons of heating oil (December 31, 2019 — 12.0 million).

Liquidity and Capital Resources

As at September 30, 2020, the Company's cash and cash equivalents and short-term investments totaled $321.5 million compared with $327.9 million as at December 31, 2019. The Company's policy is to invest excess cash in highly liquid investments of high credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

Working capital (current assets less current liabilities) increased to $672.9 million as at September 30, 2020 compared with $326.7 million as at December 31, 2019, primarily due to a repayment of $360.0 million of Senior Notes that were previously classified in current liabilities.

In March 2020, the Company drew down $1,000.0 million from the Credit Facility as a cautionary measure given the uncertainty with respect to the COVID-19 pandemic. In the second quarter of 2020, based on prevailing market conditions and the timing of the production ramp up of its operating mines, the Company repaid $750.0 million outstanding on its Credit Facility. In the third quarter of 2020, the Company drew down an additional $75.0 million for a total outstanding balance of $325.0 million on its Credit Facility. The outstanding balance was repaid in full in September 2020. As at September 30, 2020, $1,199.2 million was available for future drawdown under the Credit Facility. Credit Facility availability is reduced by outstanding letters of credit which were $0.8 million as of September 30, 2020.

During the first nine months of 2020, DBRS Morningstar upgraded the Company's investment grade credit rating to BBB from BBB (low) and changed the trend to Stable from Positive, reflecting the Company's strong financial risk profile. Additionally, Fitch Ratings Inc. issued its inaugural credit rating for the Company, assigning a rating of BBB with a Stable trend in consideration of the Company's strong credit and growing production profile. These ratings are expected to result in a reduction in future financing costs for the Company.

On April 7, 2020, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2020 Notes"). The 2020 Notes consist of $100.0 million 2.78% Series A Senior Notes due 2030 and $100.0 million 2.88% Series B Senior Notes due 2032. The other terms of the Notes are substantially the same as the terms of the existing outstanding Notes of the Company. Proceeds from the 2020 Notes were used to partially fund the repayment at maturity of $360.0 million 2010 6.67% Series B Notes. The remaining balance of the 2010 Series B Notes was repaid using the Company's existing cash resources.

Subject to various risks and uncertainties, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, contractual obligations and planned capital expenditure and exploration programs. As of September 30, 2020, the Company had no debt maturities until 2022, except for leases in the normal course of business. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See Recent Developments and Risk Profile in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

Operating Activities

Cash provided by operating activities increased to $462.5 million in the third quarter of 2020 compared with $349.2 million in the third quarter of 2019 primarily due to higher average realized gold prices and an 8.3% increase in payable gold ounces sold between periods, which was partially offset by an increase in production costs and less favourable working capital changes between periods.

Cash provided by operating activities increased to $788.5 million in the first nine months of 2020 compared with $624.2 million in the first nine months of 2019 primarily due to higher average realized gold prices between periods, which was partially offset by an increase in production costs, an increase in costs related to temporary suspension of mining and exploration activities due to the COVID-19 pandemic, an increase in tax payments, and less favourable working capital changes between periods.

Investing Activities

Cash used in investing activities decreased to $205.9 million in the third quarter of 2020, compared with $245.8 million in the third quarter of 2019, primarily due to a $57.3 million decrease in capital expenditures which was partially offset by an $11.3 million increase in purchases of equity securities and other investments between periods. The decrease in capital expenditures between periods is mainly attributable to a decrease in construction expenditures at the Meadowbank Complex related to the Amaruq satellite deposit, which achieved commercial production in September 2019.

In the third quarter of 2020, the Company purchased $12.2 million in equity securities and other investments compared with $0.9 million in the third quarter of 2019. The Company's equity securities and other investments consist primarily of investments in common shares and financial instruments of entities in the mining industry.

Cash used in investing activities decreased to $561.8 million in the first nine months of 2020 compared with $706.7 million in the first nine months of 2019 primarily due to a $152.3 million decrease in capital expenditures which was partially offset by a $7.3 million increase in purchases of equity securities and other investments between periods. The decrease in capital expenditures between periods is mainly attributable to delayed capital expenditures at the Pinos Altos mine due to the COVID-19 pandemic and a decrease in construction expenditures at the Meadowbank Complex related to the Amaruq satellite deposit, which achieved commercial production in September 2019.

In the first nine months of 2020, the Company purchased $37.0 million in equity securities and other investments compared with $29.7 million in the first nine months of 2019. In the first nine months of 2020, the Company received net proceeds of $8.8 million from the sale of equity securities and other investments compared with $7.8 million in the first nine months of 2019.

Financing Activities

Cash used in financing activities was $268.8 million in the third quarter of 2020 compared with cash provided by financing activities of $37.2 million in the third quarter of 2019 primarily due to a $250.0 million net repayment of proceeds from the Credit Facility, a $38.2 million decrease in proceeds from stock option plan exercises, and a $17.9 million increase in dividends paid between periods.

Cash used in financing activities was $228.4 million in the first nine months of 2020, compared with cash provided by financing activities of $38.7 million in the first nine months of 2019 primarily due to a $160.0 million net repayment of Senior Notes, a $47.2 million increase in dividends paid, a $44.0 million decrease in proceeds from stock option plan exercises, and an $11.5 million increase in the repurchase of common shares between periods.

The Company issued common shares for net proceeds of $25.2 million in the third quarter of 2020, compared to $63.2 million in the third quarter of 2019, attributable to employee stock option plan exercises, issuances under

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares were $99.1 million in the first nine months of 2020 compared to $144.8 million in the first nine months of 2019 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan.

On July 29, 2020, Agnico Eagle declared a quarterly cash dividend of $0.20 per common share paid on September 15, 2020 to holders of record of the common shares of the Company as of August 31, 2020. Agnico Eagle has declared a cash dividend every year since 1983. In the third quarter of 2020, the Company paid dividends of $39.8 million, an increase of $17.8 million compared to $22.0 million paid in the third quarter of 2019. In the first nine months of 2020, the Company paid dividends of $118.4 million, an increase of $47.2 million compared to $71.2 million paid in the first nine months of 2019. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

On December 14, 2018, the Company amended its $1,200.0 million Credit Facility to extend the maturity date from June 22, 2022 to June 22, 2023. In the first quarter of 2020, the Company drew down $1,000.0 million on its Credit Facility, of which $750.0 million was repaid in the second quarter of 2020. In the third quarter of 2020, the Company drew down an additional $75.0 million for a total outstanding balance of $325.0 million on its Credit Facility. The outstanding balance was repaid in full in September 2020.

On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). Letters of credit issued under the Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at September 30, 2020, the aggregate undrawn face amount of letters of credit under the Third LC Facility was $62.7 million.

On September 23, 2015, the Company entered into another standby letter of credit facility with a financial institution providing for a C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). Effective April 23, 2020, the amount available under the Second LC Facility was increased to C$200.0 million. The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at September 30, 2020, the aggregate undrawn face amount of letters of credit under the Second LC Facility was $97.6 million.

On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at September 30, 2020, the aggregate undrawn face amount of letters of credit under the First LC Facility was $210.9 million.

The Company was in compliance with all covenants contained in the Credit Facility, First LC Facility, Second LC Facility, Third LC Facility and the $1,575.0 million guaranteed senior unsecured notes as at September 30, 2020.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

Risk Profile

The Company is subject to significant risks, including but not limited to fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The Company is subject to risks related to pandemics and other outbreaks of communicable diseases such as COVID-19, as well as the economic impacts that result therefrom. For a more comprehensive discussion of these and other risks, see "Risk Factors" in the AIF on file with the SEC and filed on the CSA's SEDAR website. For the discussion of risks incremental to those disclosed in the AIF, see Forward-Looking Statements and Impact of COVID-19 on the Company's Business and Operations in this MD&A.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company's ICFR.

DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

In response to the COVID-19 pandemic, the Company asked all of its corporate office staff and many site administrative staff at regional, mine site and exploration offices to work from home. These offices were subsequently re-opened under new hygiene and physical distancing protocols; however, employees whose work does not require physical presence in the office may continue to work remotely. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company continues to monitor whether remote work arrangements have adversely affected the Company's ability to maintain internal controls over financial reporting and disclosure controls and procedures. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the three months and nine months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

Non-GAAP Financial Performance Measures

This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis) and operating margin, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the condensed interim consolidated statements of income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2020	2019	2020	2019
Net income for the period	$222,654	$76,667	$306,390	$141,471
Foreign currency translation loss (gain)	4,321	(1,347)	11,489	4,990
Realized and unrealized (gain) loss on derivative financial instruments	(29,724)	2,378	(49,297)	(10,296)
Other(i)	4,774	5,994	14,766	1,937
Income and mining taxes adjustments(ii)	(12,835)	3,760	6,162	3,988

Adjusted net income for the period(iii)	$189,190	$87,452	$289,510	$142,090

Net income per share — basic	$0.92	$0.32	$1.27	$0.60
Net income per share — diluted	$0.91	$0.32	$1.26	$0.60
Adjusted net income per share — basic	$0.78	$0.37	$1.20	$0.60
Adjusted net income per share — diluted	$0.78	$0.36	$1.19	$0.60

Notes:

(i)
The Company includes certain adjustments in "Other" to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. Examples of items historically included in "Other" include changes in estimates of asset retirement obligations at closed sites, and gains and losses on the disposal of assets.

(ii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, income and mining taxes impact on normalized items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and reflective adjustments to prior period operating results.

(iii)
The Company did not adjust for the following items in its calculation of adjusted net income:

—
Stock-based compensation expense for the three months ended September 30, 2020 of $3.1 million (2019 — $3.4 million) and the nine months ended September 30, 2020 of $12.9 million (2019 — $12.9 million), net of the portion capitalized as part of property, plant and mine development.

—
Temporary suspension and other costs incurred in connection with the Company's response to the COVID-19 pandemic for the three months ended September 30, 2020 of $3.7 million and the nine months ended September 30, 2020 of $27.0 million. These costs represent recurring expenses incurred during the period of limited or no production activity due to the COVID-19 pandemic and include primarily payroll and other incidental costs associated with maintaining the mine sites and exploration properties and

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

    payroll costs associated with employees who were not working or who were working remotely during the period of suspended operations.

  —
  Direct and incremental costs incurred in connection with the Company's response to the COVID-19 pandemic for the three months ended September 30, 2020 of $2.8 million and the nine months ended September 30, 2020 of $5.1 million which are primarily related to cleaning and disinfection services, screening and on-site testing for COVID-19 and community support.

  —
  Interest on the Credit Facility for the nine months ended September 30, 2020 of $3.4 million, which was drawn down as a cautionary measure in the uncertain economic environment resulting from the COVID-19 pandemic.

    Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

    The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

    The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

    Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

    Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces and (iv) it is a method used by management and the Board to monitor operations.

    Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

    production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

    The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

    Total Production Costs by Mine

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2020	2019	2020	2019
LaRonde mine	$64,983	$54,465	$126,970	$165,055
LaRonde Zone 5 mine	12,616	10,460	33,754	28,408
Lapa mine	—	—	—	2,844
Goldex mine	21,786	20,263	58,006	59,589
Meadowbank Complex	92,256	20,551	210,105	104,207
Meliadine mine	66,937	55,376	182,523	83,263
Canadian Malartic mine(i)	51,654	52,533	137,643	153,433
Kittila mine	45,747	44,447	132,471	104,080
Pinos Altos mine	33,131	34,652	87,233	95,572
Creston Mascota mine	7,585	8,544	29,017	27,382
La India mine	16,108	15,055	51,577	48,903

Production costs per the condensed interim consolidated statements of income	$412,803	$316,346	$1,049,299	$872,736

    Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

    (thousands of United States dollars, except as noted)

LaRonde mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		81,199		91,664		198,688		245,684
Production costs	$64,983	$800	$54,465	$594	$126,970	$639	$165,055	$672
Inventory and other adjustments(iv)	(14,720)	(181)	3,701	41	3,825	19	4,400	18

Cash operating costs (co-product basis)	$50,263	$619	$58,166	$635	$130,795	$658	$169,455	$690
By-product metal revenues	(15,488)	(191)	(16,519)	(181)	(29,878)	(150)	(51,241)	(209)

Cash operating costs (by-product basis)	$34,775	$428	$41,647	$454	$100,917	$508	$118,214	$481

LaRonde mine Per Tonne(iii)	Three Months Ended September 30, 2020				Three Months Ended September 30, 2019				Nine Months Ended September 30, 2020				Nine Months Ended September 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				492				543				1,228				1,552
Production costs		$64,983		$132		$54,465		$100		$126,970		$103		$165,055		$106
Production costs (C$)	C$	88,654	C$	180	C$	72,121	C$	133	C$	169,704	C$	138	C$	219,391	C$	141
Inventory and other adjustments (C$)(v)		(30,354)		(62)		(6,888)		(13)		(14,347)		(12)		(26,086)		(16)

Minesite operating costs (C$)	C$	58,300	C$	118	C$	65,233	C$	120	C$	155,357	C$	126	C$	193,305	C$	125

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

LaRonde Zone 5 mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		18,981		15,438		45,496		44,596
Production costs	$12,616	$665	$10,460	$678	$33,754	$742	$28,408	$637
Inventory and other adjustments(iv)	349	18	(348)	(23)	353	8	3,146	71

Cash operating costs (co-product basis)	$12,965	$683	$10,112	$655	$34,107	$750	$31,554	$708
By-product metal revenues	(35)	(2)	(32)	(2)	(121)	(3)	(108)	(3)

Cash operating costs (by-product basis)	$12,930	$681	$10,080	$653	$33,986	$747	$31,446	$705

LaRonde Zone 5 mine Per Tonne(iii)	Three Months Ended September 30, 2020				Three Months Ended September 30, 2019				Nine Months Ended September 30, 2020				Nine Months Ended September 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				277				221				707				643
Production costs		$12,616		$46		$10,460		$47		$33,754		$48		$28,408		$44
Production costs (C$)	C$	16,876	C$	61	C$	13,858	C$	63	C$	45,441	C$	64	C$	37,743	C$	59
Inventory and other adjustments (C$)(v)		662		2		(484)		(3)		610		1		4,193		6

Minesite operating costs (C$)	C$	17,538	C$	63	C$	13,374	C$	60	C$	46,051	C$	65	C$	41,936	C$	65

Goldex mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		31,008		37,142		88,033		105,921
Production costs	$21,786	$703	$20,263	$546	$58,006	$659	$59,589	$563
Inventory and other adjustments(iv)	(12)	(1)	131	3	(498)	(6)	262	2

Cash operating costs (co-product basis)	$21,774	$702	$20,394	$549	$57,508	$653	$59,851	$565
By-product metal revenues	(4)	—	(11)	—	(17)	—	(21)	—

Cash operating costs (by-product basis)	$21,770	$702	$20,383	$549	$57,491	$653	$59,830	$565

Goldex mine Per Tonne(iii)	Three Months Ended September 30, 2020				Three Months Ended September 30, 2019				Nine Months Ended September 30, 2020				Nine Months Ended September 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				709				712				1,899				2,101
Production costs		$21,786		$31		$20,263		$28		$58,006		$31		$59,589		$28
Production costs (C$)	C$	29,057	C$	41	C$	26,776	C$	38	C$	77,663	C$	41	C$	79,133	C$	38
Inventory and other adjustments (C$)(v)		529		1		214		—		200		—		455		—

Minesite operating costs (C$)	C$	29,586	C$	42	C$	26,990	C$	38	C$	77,863	C$	41	C$	79,588	C$	38

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

Meadowbank Complex Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		74,921		15,736		140,679		96,548
Production costs	$92,256	$1,231	$20,551	$1,306	$210,105	$1,494	$104,207	$1,079
Inventory and other adjustments(iv)	2,394	32	(3,700)	(235)	3,095	22	(7,431)	(77)

Cash operating costs (co-product basis)	$94,650	$1,263	$16,851	$1,071	$213,200	$1,516	$96,776	$1,002
By-product metal revenues	(235)	(3)	(558)	(36)	(565)	(5)	(1,118)	(11)

Cash operating costs (by-product basis)	$94,415	$1,260	$16,293	$1,035	$212,635	$1,511	$95,658	$991

Meadowbank Complex Per Tonne(iii)	Three Months Ended September 30, 2020				Three Months Ended September 30, 2019				Nine Months Ended September 30, 2020				Nine Months Ended September 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				907				364				1,798				1,672
Production costs		$92,256		$102		$20,551		$56		$210,105		$117		$104,207		$62
Production costs (C$)	C$	124,802	C$	138	C$	27,743	C$	76	C$	283,116	C$	157	C$	138,973	C$	83
Inventory and other adjustments (C$)(v)		1,088		1		(5,047)		(14)		(4,994)		(2)		(7,698)		(4)

Minesite operating costs (C$)	C$	125,890	C$	139	C$	22,696	C$	62	C$	278,122	C$	155	C$	131,275	C$	79

Meliadine mine Per Ounce of Gold Produced(ii)(vi)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		94,775		78,093		224,125		109,506
Production costs	$66,937	$706	$55,376	$709	$182,523	$814	$83,263	$760
Inventory and other adjustments(iv)	(919)	(9)	2,845	37	2,044	9	1,679	16

Cash operating costs (co-product basis)	$66,018	$697	$58,221	$746	$184,567	$823	$84,942	$776
By-product metal revenues	(106)	(2)	—	—	(308)	(1)	(18)	—

Cash operating costs (by-product basis)	$65,912	$695	$58,221	$746	$184,259	$822	$84,924	$776

Meliadine mine Per Tonne(iii)(vii)	Three Months Ended September 30, 2020				Three Months Ended September 30, 2019				Nine Months Ended September 30, 2020				Nine Months Ended September 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				368				312				1,012				447
Production costs		$66,937		$182		$55,376		$177		$182,523		$180		$83,263		$186
Production costs (C$)	C$	89,673	C$	244	C$	73,018	C$	234	C$	246,043	C$	243	C$	110,085	C$	246
Inventory and other adjustments (C$)(v)		(1,258)		(4)		3,790		12		(675)		—		2,759		6

Minesite operating costs (C$)	C$	88,415	C$	240	C$	76,808	C$	246	C$	245,368	C$	243	C$	112,844	C$	252

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

Canadian Malartic mine Per Ounce of Gold Produced(i)(ii)(viii)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		63,093		81,573		179,016		249,554
Production costs	$51,654	$819	$52,533	$644	$137,643	$769	$153,433	$615
Inventory and other adjustments(iv)	(962)	(16)	(755)	(9)	2,677	15	347	1

Cash operating costs (co-product basis)	$50,692	$803	$51,778	$635	$140,320	$784	$153,780	$616
By-product metal revenues	(1,995)	(31)	(1,645)	(20)	(5,015)	(28)	(4,673)	(19)

Cash operating costs (by-product basis)	$48,697	$772	$50,133	$615	$135,305	$756	$149,107	$597

Canadian Malartic mine Per Tonne(i)(iii)(ix)	Three Months Ended September 30, 2020				Three Months Ended September 30, 2019				Nine Months Ended September 30, 2020				Nine Months Ended September 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,251				2,645				6,800				7,804
Production costs		$51,654		$23		$52,533		$20		$137,643		$20		$153,433		$20
Production costs (C$)	C$	68,840	C$	31	C$	70,590	C$	27	C$	184,691	C$	27	C$	204,182	C$	26
Inventory and other adjustments (C$)(v)		(3,016)		(2)		(775)		(1)		(1,102)		—		931		—

Minesite operating costs (C$)	C$	65,824	C$	29	C$	69,815	C$	26	C$	183,589	C$	27	C$	205,113	C$	26

Kittila mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		53,149		61,343		163,069		130,756
Production costs	$45,747	$861	$44,447	$725	$132,471	$812	$104,080	$796
Inventory and other adjustments(iv)	(2,477)	(47)	33	—	(5,698)	(35)	(8,794)	(67)

Cash operating costs (co-product basis)	$43,270	$814	$44,480	$725	$126,773	$777	$95,286	$729
By-product metal revenues	(76)	(1)	(17)	—	(169)	(1)	(149)	(1)

Cash operating costs (by-product basis)	$43,194	$813	$44,463	$725	$126,604	$776	$95,137	$728

Kittila mine Per Tonne(iii)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		429		507		1,349		1,123
Production costs	$45,747	$107	$44,447	$88	$132,471	$98	$104,080	$93
Production costs (€)	€37,531	€87	€39,959	€79	€116,189	€86	€92,757	€83
Inventory and other adjustments (€)(v)	(1,924)	(4)	(259)	(1)	(5,118)	(4)	(8,429)	(8)

Minesite operating costs (€)	€35,607	€83	€39,700	€78	€111,071	€82	€84,328	€75

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

Pinos Altos mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		30,937		34,832		78,127		119,302
Production costs	$33,131	$1,071	$34,652	$995	$87,233	$1,117	$95,572	$801
Inventory and other adjustments(iv)	992	32	649	18	(4,030)	(52)	2,885	24

Cash operating costs (co-product basis)	$34,123	$1,103	$35,301	$1,013	$83,203	$1,065	$98,457	$825
By-product metal revenues	(13,164)	(426)	(9,353)	(268)	(25,380)	(325)	(26,500)	(222)

Cash operating costs (by-product basis)	$20,959	$677	$25,948	$745	$57,823	$740	$71,957	$603

Pinos Altos mine Per Tonne(iii)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		558		519		1,252		1,495
Production costs	$33,131	$59	$34,652	$67	$87,233	$70	$95,572	$64
Inventory and other adjustments(v)	609	2	393	—	(6,509)	(6)	2,081	1

Minesite operating costs	$33,740	$61	$35,045	$67	$80,724	$64	$97,653	$65

Creston Mascota mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		6,567		9,596		34,397		41,461
Production costs	$7,585	$1,155	$8,544	$890	$29,017	$844	$27,382	$660
Inventory and other adjustments(iv)	129	20	448	47	(88)	(3)	100	3

Cash operating costs (co-product basis)	$7,714	$1,175	$8,992	$937	$28,929	$841	$27,482	$663
By-product metal revenues	(2,651)	(404)	(2,586)	(269)	(9,481)	(276)	(8,097)	(195)

Cash operating costs (by-product basis)	$5,063	$771	$6,406	$668	$19,448	$565	$19,385	$468

Creston Mascota mine Per Tonne(iii)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		188		284		526		973
Production costs	$7,585	$40	$8,544	$30	$29,017	$55	$27,382	$28
Inventory and other adjustments(v)	(127)	—	316	1	(765)	(1)	(591)	—

Minesite operating costs	$7,458	$40	$8,860	$31	$28,252	$54	$26,791	$28

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

La India mine Per Ounce of Gold Produced(ii)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		22,776		18,386		62,581		61,574
Production costs	$16,108	$707	$15,055	$819	$51,577	$824	$48,903	$794
Inventory and other adjustments(iv)	1,180	52	1,501	81	(1,699)	(27)	2,106	34

Cash operating costs (co-product basis)	$17,288	$759	$16,556	$900	$49,878	$797	$51,009	$828
By-product metal revenues	(441)	(19)	(526)	(28)	(1,121)	(18)	(1,771)	(28)

Cash operating costs (by-product basis)	$16,847	$740	$16,030	$872	$48,757	$779	$49,238	$800

La India mine Per Tonne(iii)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019		Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,559		1,102		3,869		3,998
Production costs	$16,108	$10	$15,055	$14	$51,577	$13	$48,903	$12
Inventory and other adjustments(v)	1,052	1	1,285	1	(2,333)	—	698	—

Minesite operating costs	$17,160	$11	$16,340	$15	$49,244	$13	$49,601	$12

Notes:

(i)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(ii)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See above for more information on the Company's use of total cash cost per ounce.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See above for more information on the Company's use of minesite costs per tonne.

(iv)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustments reflect production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi)
The Meliadine mine's cost calculations per ounce of gold produced for the three and nine months ended September 30, 2020 exclude 1,982 ounces of payable gold production, which were produced during these periods as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.

(vii)
The Meliadine mine's cost calculations per tonne for the three and nine months ended September 30, 2020 exclude 13,374 tonnes of ore from the Tiriganiaq open pit deposit, which were processed during these periods as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.

(viii)
The Canadian Malartic mine's cost calculations per ounce of gold produced for the three and nine months ended September 30, 2020 exclude 13,305 and 18,930 ounces of payable gold production, respectively, which were produced during these periods as commercial production at the Barnat deposit has not yet been achieved.

(ix)
The Canadian Malartic mine's cost calculations per tonne for the three and nine months ended September 30, 2020 exclude 469,966 and 731,309 tonnes of ore from the Barnat deposit, respectively, which were processed during these periods as commercial production at the Barnat deposit has not yet been achieved.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

All-in Sustaining Costs per Ounce of Gold Produced

The WGC is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

All-in sustaining costs per ounce is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues. The Company's methodology for calculating all-in sustaining costs per ounce may differ from the methodology used by other gold producers that disclose all-in sustaining costs per ounce. The Company may change the methodology it uses to calculate all-in sustaining costs per ounce in the future.

The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three and nine months ended September 30, 2020, and September 30, 2019 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

	Three Months Ended September 30,		Nine Months Ended September 30,
(United States dollars per ounce of gold produced, except where noted)	2020	2019	2020	2019
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$412,803	$316,346	$1,049,299	$872,736

Adjusted gold production (ounces)(i)(ii)(iii)(iv)(v)	477,406	443,803	1,214,211	1,204,902

Production costs per ounce of adjusted gold production	$865	$713	$864	$724
Adjustments:
Inventory and other adjustments(vi)	(30)	10	—	(3)

Total cash costs per ounce of gold produced (co-product basis)(vii)	$835	$723	$864	$721
By-product metal revenues	(71)	(70)	(59)	(78)

Total cash costs per ounce of gold produced (by-product basis)(vii)	$764	$653	$805	$643

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	189	179	195	174
General and administrative expenses (including stock options)	55	62	68	71
Non-cash reclamation provision, sustaining leases and other	8	9	10	10

All-in sustaining costs per ounce of gold produced (by-product basis)	$1,016	$903	$1,078	$898

By-product metal revenues	71	70	59	78

All-in sustaining costs per ounce of gold produced (co-product basis)	$1,087	$973	$1,137	$976

Notes:

(i)
Adjusted gold production for the three and nine months ended September 30, 2020 excludes 1,982 ounces of payable gold from the Tiriganiaq open pit deposit at the Meliadine mine, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit.

(ii)
Adjusted gold production for the three and nine months ended September 30, 2020 excludes 13,305 and 18,930 ounces of payable gold from the Barnat deposit at the Canadian Malartic mine, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit.

(iii)
Adjusted gold production for the three and nine months ended September 30, 2019 excludes 33,134 and 35,281 ounces of payable gold from the Amaruq deposit at the Meadowbank Complex, respectively, which were produced prior to the achievement of commercial production at the Amaruq deposit.

(iv)
Adjusted gold production for the nine months ended September 30, 2019 excludes 47,281 ounces of payable gold production at the Meliadine mine, which were produced prior to the achievement of commercial production.

(v)
Adjusted gold production for the nine months ended September 30, 2019 excludes 5 ounces of payable gold production at the Lapa mine, which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.

(vi)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(vii)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne" for more information on the Company's use of total cash cost per ounce of gold produced.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2020

Operating Margin

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by excluding the following from net income as recorded in the condensed interim consolidated financial statements:

  •
  Income and mining taxes expense
  •
  Other expenses (income)
  •
  Foreign currency translation loss (gain)
  •
  (Gain) loss on derivative financial instruments
  •
  Finance costs
  •
  General and administrative expenses
  •
  Amortization of property, plant and mine development
  •
  Exploration and corporate development expenses
  •
  Impairment losses (reversals)

The Company believes that operating margin is a useful measure that reflects the operating performance of its mines associated with the ongoing production and sale of gold and by-product metals. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with net income and other data prepared in accordance with IFRS.

The following table sets out a reconciliation of net income to operating margin for the three and nine months ended September 30, 2020 and September 30, 2019.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2020	2019	2020	2019
Net income for the period	$222,654	$76,667	$306,390	$141,471
Income and mining taxes expense	110,035	62,789	167,181	93,326
Other expenses (income)	9,132	1,549	37,407	(1,553)
Foreign currency translation loss (gain)	4,321	(1,347)	11,489	4,990
(Gain) loss on derivative financial instruments	(29,724)	2,378	(49,297)	(10,296)
Finance costs	21,439	25,721	74,201	78,797
General and administrative	26,291	27,336	82,380	85,555
Amortization of property, plant, and mine development	173,173	143,293	456,147	395,738
Exploration and corporate development	30,488	28,227	74,468	81,029

Operating margin	$567,809	$366,613	$1,160,366	$869,057

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Operating margin(i) by mine:
Northern Business
LaRonde mine	$144,364	$93,223	$250,512	$225,327
LaRonde Zone 5 mine	21,522	12,238	43,380	26,199
Lapa mine	—	—	—	2,033
Goldex mine	36,350	33,197	94,350	83,287
Meadowbank Complex	46,032	9,227	37,423	37,501
Meliadine mine	109,313	50,323	215,746	65,356
Canadian Malartic mine(ii)	76,673	70,263	179,221	185,124
Kittila mine	62,807	44,696	163,806	78,140
Southern Business
Pinos Altos mine	37,063	30,003	79,705	91,383
Creston Mascota mine	9,279	12,203	38,101	38,181
La India mine	24,406	11,240	58,122	36,526

Total operating margin(i)	567,809	366,613	1,160,366	869,057

Amortization of property, plant and mine development	173,173	143,293	456,147	395,738
Exploration, corporate and other	61,947	83,864	230,648	238,522

Income before income and mining taxes	332,689	139,456	473,571	234,797
Income and mining taxes expense	110,035	62,789	167,181	93,326

Net income for the period	$222,654	$76,667	$306,390	$141,471

Net income per share — basic	$0.92	$0.32	$1.27	$0.60
Net income per share — diluted	$0.91	$0.32	$1.26	$0.60
Cash flows:
Cash provided by operating activities	$462,538	$349,233	$788,544	$624,224
Cash used in investing activities	$(205,893)	$(245,829)	$(561,797)	$(706,673)
Cash (used in) provided by financing activities	$(268,802)	$37,249	$(228,390)	$38,701
Realized prices:
Gold (per ounce)	$1,911	$1,480	$1,753	$1,374
Silver (per ounce)	$25.35	$17.46	$19.16	$16.00
Zinc (per tonne)	$2,303	$2,415	$2,241	$2,639
Copper (per tonne)	$6,972	$5,569	$5,855	$5,871

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	81,199	91,664	198,688	245,684
LaRonde Zone 5 mine	18,981	15,438	45,496	44,596
Lapa mine	—	—	—	5
Goldex mine	31,008	37,142	88,033	105,921
Meadowbank Complex(iii)	74,921	48,870	140,679	131,829
Meliadine mine(iii)	96,757	78,093	226,107	156,787
Canadian Malartic mine(ii)(iii)	76,398	81,573	197,946	249,554
Kittila mine	53,149	61,343	163,069	130,756
Southern Business
Pinos Altos mine	30,937	34,832	78,127	119,302
Creston Mascota mine	6,567	9,596	34,397	41,461
La India mine	22,776	18,386	62,581	61,574

Total gold (ounces)	492,693	476,937	1,235,123	1,287,469

Silver (thousands of ounces):
Northern Business
LaRonde mine	174	227	459	620
LaRonde Zone 5 mine	2	2	7	7
Lapa mine	—	—	—	1
Goldex mine	—	—	1	1
Meadowbank Complex	18	29	40	71
Meliadine mine	7	6	19	11
Canadian Malartic mine(ii)	81	102	260	307
Kittila mine	3	4	9	10
Southern Business
Pinos Altos mine	505	517	1,234	1,642
Creston Mascota mine	94	134	523	483
La India mine	14	27	51	106

Total silver (thousands of ounces)	898	1,048	2,603	3,259

Zinc (tonnes)	2,198	3,475	3,275	10,716
Copper (tonnes)	723	958	2,128	2,468

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	105,457	90,867	200,013	256,501
LaRonde Zone 5 mine	17,835	15,368	43,805	39,762
Lapa mine	—	—	—	3,777
Goldex mine	30,421	36,488	87,789	105,028
Meadowbank Complex	72,390	52,211	140,083	137,686
Meliadine mine	92,775	71,407	227,884	131,962
Canadian Malartic mine(ii)(iv)	75,568	77,595	187,852	232,241
Kittila mine	56,848	60,020	170,333	131,845
Southern Business
Pinos Altos mine	30,470	37,535	82,128	119,490
Creston Mascota mine	7,573	12,285	34,465	43,295
La India mine	20,958	17,385	61,840	62,314

Total gold (ounces)	510,295	471,161	1,236,192	1,263,901

Silver (thousands of ounces):
Northern Business
LaRonde mine	176	212	472	619
LaRonde Zone 5 mine	2	2	7	7
Lapa mine	—	—	—	2
Goldex mine	—	—	1	1
Meadowbank Complex	9	32	33	69
Meliadine mine	4	—	17	1
Canadian Malartic mine(ii)(iv)	70	83	240	281
Kittila mine	4	1	9	9
Southern Business
Pinos Altos mine	489	576	1,307	1,636
Creston Mascota mine	101	160	528	475
La India mine	21	26	57	114

Total silver (thousands of ounces)	876	1,092	2,671	3,214

Zinc (tonnes)	1,570	4,075	3,403	10,660
Copper (tonnes)	739	947	2,121	2,445

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Total cash costs per ounce of gold produced — co-product basis(v):
Northern Business
LaRonde mine	$619	$635	$658	$690
LaRonde Zone 5 mine	683	655	750	708
Goldex mine	702	549	653	565
Meadowbank Complex	1,263	1,071	1,516	1,002
Meliadine mine	697	746	823	776
Canadian Malartic mine(ii)(iii)	803	635	784	616
Kittila mine	814	725	777	729
Southern Business
Pinos Altos mine	1,103	1,013	1,065	825
Creston Mascota mine	1,175	937	841	663
La India mine	759	900	797	828

Weighted average total cash costs per ounce of gold produced	$835	$723	$864	$721

Total cash costs per ounce of gold produced — by-product basis(v):
Northern Business
LaRonde mine	$428	$454	$508	$481
LaRonde Zone 5 mine	681	653	747	705
Goldex mine	702	549	653	565
Meadowbank Complex	1,260	1,035	1,511	991
Meliadine mine	695	746	822	776
Canadian Malartic mine(ii)(iii)	772	615	756	597
Kittila mine	813	725	776	728
Southern Business
Pinos Altos mine	677	745	740	603
Creston Mascota mine	771	668	565	468
La India mine	740	872	779	800

Weighted average total cash costs per ounce of gold produced	$764	$653	$805	$643

Notes:

(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Non-GAAP Financial Performance Measures — Operating Margin" for more information on the Company's use of operating margin.

(ii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three and nine months ended September 30, 2020 includes 1,982 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, which were produced during these periods as commercial production at the Tiriganiaq open pit deposit has not yet been achieved. Payable production for the three and nine months ended September 30, 2020 includes 13,305 and 18,930 ounces of gold from the Barnat deposit at the Canadian Malartic mine, respectively, which were produced during these periods as commercial production at the Barnat deposit has not yet been achieved. Payable production for the three and nine months ended September 30, 2019 includes 33,134 and 35,281 ounces of gold from the Amaruq deposit, respectively, which were produced prior to the achievement of commercial production at the Amaruq deposit. Payable production for the nine months ended September 30, 2019 includes 47,281 ounces of gold from the Meliadine mine, which were produced prior to the achievement of commercial production at the Meliadine mine. Payable production for the nine months ended September 30, 2019 includes 5 ounces of payable gold production at the Lapa mine, which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd.

(v)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne" for more information on the Company's calculation and use of total cash cost per ounce of gold produced.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Operating margin(i):
Revenues from mining operations	$537,821	$532,223	$526,611	$682,959	$753,099	$671,878	$557,175	$980,612
Production costs	284,472	276,893	279,497	316,346	374,969	356,102	280,394	412,803

Total operating margin(i)	253,349	255,330	247,114	366,613	378,130	315,776	276,781	567,809
Operating margin(i) by mine:
Northern Business
LaRonde mine	58,697	65,202	66,902	93,223	111,865	45,194	60,954	144,364
LaRonde Zone 5 mine	5,600	5,079	8,882	12,238	12,954	10,851	11,007	21,522
Lapa mine	3,868	2,033	—	—	—	—	—	—
Goldex mine	19,318	24,964	25,126	33,197	31,200	35,160	22,840	36,350
Meadowbank Complex	27,985	19,030	9,244	9,227	3,303	3,813	(12,422)	46,032
Meliadine mine	—	—	15,033	50,323	61,970	57,226	49,207	109,313
Canadian Malartic mine(ii)	60,346	54,629	60,232	70,263	73,015	57,046	45,502	76,673
Kittila mine	22,516	25,239	8,205	44,696	39,666	41,910	59,089	62,807
Southern Business
Pinos Altos mine	36,582	34,099	27,281	30,003	28,004	28,057	14,585	37,063
Creston Mascota mine	4,794	11,115	14,863	12,203	4,041	17,591	11,231	9,279
La India mine	13,643	13,940	11,346	11,240	12,112	18,928	14,788	24,406

Total operating margin(i)	253,349	255,330	247,114	366,613	378,130	315,776	276,781	567,809
Impairment loss (reversal)	389,693	—	—	—	(345,821)	—	—	—
Amortization of property, plant and mine development	137,235	128,242	124,203	143,293	150,319	153,509	129,465	173,173
Exploration, corporate and other	113,694	74,567	80,091	83,864	69,687	138,936	29,765	61,947

(Loss) income before income and mining taxes	(387,273)	52,521	42,820	139,456	503,945	23,331	117,551	332,689
Income and mining taxes expense	6,383	15,489	15,048	62,789	172,250	44,896	12,250	110,035

Net (loss) income for the period	$(393,656)	$37,032	$27,772	$76,667	$331,695	$(21,565)	$105,301	$222,654

Net (loss) income per share — basic	$(1.68)	$0.16	$0.12	$0.32	$1.39	$(0.09)	$0.44	$0.92
Net (loss) income per share — diluted	$(1.68)	$0.16	$0.12	$0.32	$1.38	$(0.09)	$0.43	$0.91
Cash flows:
Cash provided by operating activities	$140,284	$148,690	$126,301	$349,233	$257,468	$163,358	$162,648	$462,538
Cash used in investing activities	$(336,376)	$(227,606)	$(233,238)	$(245,829)	$(167,211)	$(178,166)	$(177,738)	$(205,893)
Cash (used in) provided by financing activities	$(18,099)	$(33,454)	$34,906	$37,249	$(28,091)	$954,830	$(914,418)	$(268,802)

Notes:

(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Non-GAAP Financial Performance Measures — Operating Margin" for more information on the Company's use of operating margin.

(ii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

 AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at September 30, 2020	As at December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$315,884	$321,897
Short-term investments	5,635	6,005
Trade receivables (Note 5)	9,167	8,320
Inventories (Note 6)	651,673	580,068
Income taxes recoverable	2,405	2,281
Fair value of derivative financial instruments (Notes 5 and 16)	17,721	4,535
Other current assets (Note 7A)	160,633	179,218

Total current assets	1,163,118	1,102,324
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development (Notes 8 and 11)	7,128,672	7,003,665
Investments (Notes 5, 9 and 16)	281,857	91,236
Other assets (Note 7B)	220,068	184,868

Total assets	$9,201,507	$8,789,885

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$385,037	$345,572
Reclamation provision	15,313	12,455
Interest payable	25,396	16,752
Income taxes payable	40,137	26,166
Lease obligations (Note 11)	19,473	14,693
Current portion of long-term debt (Note 10)	—	360,000
Fair value of derivative financial instruments (Notes 5 and 16)	4,860	—

Total current liabilities	490,216	775,638
Non-current liabilities:
Long-term debt (Note 10)	1,564,590	1,364,108
Lease obligations (Note 11)	98,017	102,135
Reclamation provision	480,709	427,346
Deferred income and mining tax liabilities	1,029,000	948,142
Other liabilities	54,956	61,002

Total liabilities	3,717,488	3,678,371

EQUITY
Common shares (Note 12):
Outstanding — 242,991,213 common shares issued, less 640,834 shares held in trust	5,723,218	5,589,352
Stock options (Notes 12 and 13)	172,912	180,160
Contributed surplus	37,254	37,254
Deficit	(485,959)	(647,330)
Other reserves (Note 14):	36,594	(47,922)

Total equity	5,484,019	5,111,514

Total liabilities and equity	$9,201,507	$8,789,885

Commitments and contingencies (Note 19)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
REVENUES
Revenues from mining operations (Note 15)	$980,612	$682,959	$2,209,665	$1,741,793
COSTS AND EXPENSES
Production(i)	412,803	316,346	1,049,299	872,736
Exploration and corporate development	30,488	28,227	74,468	81,029
Amortization of property, plant and mine development	173,173	143,293	456,147	395,738
General and administrative	26,291	27,336	82,380	85,555
Finance costs	21,439	25,721	74,201	78,797
(Gain) loss on derivative financial instruments (Note 16)	(29,724)	2,378	(49,297)	(10,296)
Foreign currency translation loss (gain)	4,321	(1,347)	11,489	4,990
Other expenses (income) (Note 17)	9,132	1,549	37,407	(1,553)

Income before income and mining taxes	332,689	139,456	473,571	234,797
Income and mining taxes expense	110,035	62,789	167,181	93,326

Net income for the period	$222,654	$76,667	$306,390	$141,471

Net income per share — basic (Note 12)	$0.92	$0.32	$1.27	$0.60

Net income per share — diluted (Note 12)	$0.91	$0.32	$1.26	$0.60

Cash dividends declared per common share	$0.20	$0.125	$0.60	$0.375

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net income for the period	$222,654	$76,667	$306,390	$141,471
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments (Note 14)
Cash flow hedge reserve	—	—	(12,823)	—
Reclassified from the cash flow hedge reserve to net income	294	—	565	—

	294	—	(12,258)	—
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement (loss) gain on pension benefit obligations	(503)	233	(1,227)	702
Income tax impact	130	(88)	358	(264)
Equity securities
Net change in fair value of equity securities at FVTOCI	31,941	6,246	101,973	1,293
Income tax impact	(4,093)	—	(5,199)	—

	27,475	6,391	95,905	1,731

Other comprehensive income for the period	27,769	6,391	83,647	1,731

Comprehensive income for the period	$250,423	$83,058	$390,037	$143,202

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Outstanding
			Stock Options	Contributed Surplus		Other Reserves	Total Equity
	Shares	Amount			Deficit
Balance at December 31, 2018	234,458,597	$5,362,169	$197,597	$37,254	$(988,913)	$(58,095)	$4,550,012

Net income	—	—	—	—	141,471	—	141,471
Other comprehensive income	—	—	—	—	438	1,293	1,731

Total comprehensive income	—	—	—	—	141,909	1,293	143,202
Transfer of gain on disposal of equity securities at FVTOCI to deficit	—	—	—	—	2,065	(2,065)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13A)	4,011,647	165,752	(32,508)	—	—	—	133,244
Stock options (Notes 12 and 13A)	—	—	13,623	—	—	—	13,623
Shares issued under incentive share purchase plan (Note 13B)	339,794	17,327	—	—	—	—	17,327
Shares issued under dividend reinvestment plan	361,606	17,031	—	—	—	—	17,031
Dividends declared ($0.375 per share)	—	—	—	—	(88,219)	—	(88,219)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 12 and 13C,D)	(186,656)	(4,570)	—	—	—	—	(4,570)

Balance at September 30, 2019	238,984,988	$5,557,709	$178,712	$37,254	$(933,158)	$(58,867)	$4,781,650

Balance at December 31, 2019	239,619,035	$5,589,352	$180,160	$37,254	$(647,330)	$(47,922)	$5,111,514

Net income	—	—	—	—	306,390	—	306,390
Other comprehensive (loss) income	—	—	—	—	(869)	84,516	83,647

Total comprehensive income	—	—	—	—	305,521	84,516	390,037

Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13A)	2,138,335	109,268	(20,139)	—	—	—	89,129
Stock options (Notes 12 and 13A)	—	—	12,891	—	—	—	12,891
Shares issued under incentive share purchase plan (Note 13B)	267,560	14,741	—	—	—	—	14,741
Shares issued under dividend reinvestment plan	417,528	25,742	—	—	—	—	25,742
Dividends declared ($0.60 per share)	—	—	—	—	(144,150)	—	(144,150)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 12 and 13C,D)	(92,079)	(15,885)	—	—	—	—	(15,885)

Balance at September 30, 2020	242,350,379	$5,723,218	$172,912	$37,254	$(485,959)	$36,594	$5,484,019

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
OPERATING ACTIVITIES
Net income for the period	$222,654	$76,667	$306,390	$141,471
Add (deduct) adjusting items:
Amortization of property, plant and mine development	173,173	143,293	456,147	395,738
Deferred income and mining taxes	46,927	36,787	75,350	28,104
Unrealized gain on warrants (Note 16)	(20,854)	(440)	(52,682)	(492)
Stock-based compensation (Note 13)	12,194	12,269	38,724	39,267
Foreign currency translation loss (gain)	4,321	(1,347)	11,489	4,990
Other	(4,034)	8,093	(11,099)	(5,627)
Changes in non-cash working capital balances:
Trade receivables	(2,457)	112	(847)	1,457
Income taxes	32,630	17,087	12,477	(1,183)
Inventories	(51,084)	(60,043)	(93,686)	(81,074)
Other current assets	6,567	43,705	4,437	(37,495)
Accounts payable and accrued liabilities	30,151	70,504	34,265	122,510
Interest payable	12,350	2,546	7,579	16,558

Cash provided by operating activities	462,538	349,233	788,544	624,224

INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 8)	(195,334)	(252,659)	(534,604)	(686,943)
Proceeds from sale of property, plant and mine development	354	634	727	2,863
Net sales (purchases) of short-term investments	1,255	135	370	(684)
Net proceeds from sale of equity securities and other investments (Note 7A)	—	6,914	8,759	7,822
Purchases of equity securities and other investments (Note 7A)	(12,168)	(853)	(37,049)	(29,731)

Cash used in investing activities	(205,893)	(245,829)	(561,797)	(706,673)

FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 10)	75,000	80,000	1,075,000	220,000
Repayment of Credit Facility (Note 10)	(325,000)	(80,000)	(1,075,000)	(220,000)
Proceeds from Senior Notes issuance (Note 10)	—	—	200,000	—
Repayment of Senior Notes (Note 10)	—	—	(360,000)	—
Long-term debt financing costs (Note 10)	—	—	(1,597)	—
Repayment of lease obligations	(4,119)	(3,676)	(11,598)	(10,510)
Dividends paid	(39,844)	(21,979)	(118,407)	(71,221)
Repurchase of common shares for stock-based compensation plans (Note 13)	—	(325)	(35,930)	(24,395)
Proceeds on exercise of stock options (Note 13A)	21,236	59,422	89,289	133,243
Common shares issued	3,925	3,807	9,853	11,584

Cash (used in) provided by financing activities	(268,802)	37,249	(228,390)	38,701

Effect of exchange rate changes on cash and cash equivalents	(1,516)	(966)	(4,370)	341

Net (decrease) increase in cash and cash equivalents during the period	(13,673)	139,687	(6,013)	(43,407)
Cash and cash equivalents, beginning of period	329,557	118,732	321,897	301,826

Cash and cash equivalents, end of period	$315,884	$258,419	$315,884	$258,419

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$7,417	$23,344	$61,864	$59,083

Income and mining taxes paid	$31,086	$15,912	$84,139	$70,364

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2020

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on October 28, 2020.

2.     BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2019 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Form 40-F for the year ended December 31, 2019, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2020 and December 31, 2019 and the results of operations and cash flows for the three and nine months ended September 30, 2020 and September 30, 2019.

    Operating results for the three and nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2020.

  B)
  Basis of Presentation

    Overview

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. These condensed interim consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2020

2.     BASIS OF PRESENTATION (Continued)

    commenced. Agnico Eagle's 50% interest in each of Canadian Malartic Corporation ("CMC") and Canadian Malartic GP ("the Partnership"), the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2019 annual audited consolidated financial statements.

  Recently Issued Accounting Pronouncements

  Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

  In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of income. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company is evaluating the extent of the impact of the amendments on its financial statements and the timing of adoption.

  Comparative Figures

  Certain figures in the comparative condensed interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of these financial statements as at and for the three and nine months ended September 30, 2020.

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2019.

  Uncertainty due to the COVID-19 Pandemic

  The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, the Company or others related to the COVID-19 pandemic. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty.

  Inputs and assumptions relate to, among other things, interest rates, foreign exchange rates, cost of capital, commodity prices, and the amount and timing of future cash flows, while accounting judgments take into consideration the business and economic uncertainties related to the COVID-19 pandemic and the future response of governments, the Company and others to those uncertainties. In the current environment, the inputs and assumptions and judgements are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 pandemic on various financial accounts and note disclosures and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions includes the Company's valuation of the long-term assets (including the assessment for impairment and impairment reversal), estimation of reclamation provisions, estimation of mineral reserves and mineral resources, and estimation of income and mining taxes. Actual results may differ materially from these estimates.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2020

5.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  Assets and Liabilities Measured at Fair Value on a Recurring Basis

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the three and nine months ended September 30, 2020, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, equity securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

  The fair values of cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2020 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$9,167	$—	$9,167
Equity securities	194,468	26,008	—	220,476
Fair value of derivative financial instruments	—	79,102	—	79,102

Total financial assets	$194,468	$114,277	$—	$308,745

Financial liabilities:
Fair value of derivative financial instruments	$—	$4,860	$—	$4,860

Total financial liabilities	$—	$4,860	$—	$4,860

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Equity Securities and Warrants

  Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy). The

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2020

5.     FAIR VALUE MEASUREMENT (Continued)

  Company also holds common share purchase warrants of certain publicly traded entities where it has an investment in equity securities. Common share purchase warrants are accounted for as derivative financial instruments (below).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

  Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value

  Long-term debt is recorded on the condensed interim consolidated balance sheets at September 30, 2020 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. See Note 10.

  Lease obligations are recorded on the condensed interim consolidated balance sheets at September 30, 2020 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company's current incremental borrowing rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease obligations is not materially different from the carrying amounts as at September 30, 2020.

6.     INVENTORIES

  During the three months ended September 30, 2020, impairment losses of $2.3 million (2019 — $4.6 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value. During the nine months ended September 30, 2020, impairment losses of $19.9 million (2019 — $11.4 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.

7.     OTHER ASSETS

  A)
  Other Current Assets

	As at September 30, 2020	As at December 31, 2019
Federal, provincial and other sales taxes receivable	$54,693	$78,841
Prepaid expenses	86,381	70,986
Financial asset at FVTPL(i)	—	9,119
Other	19,559	20,272

Total other current assets	$160,633	$179,218

  Note:

  (i)
  During the nine months ended September 30, 2020, the Company sold its remaining financial asset classified as FVTPL. A realized loss on disposition of the asset of $0.2 million was recognized in the other expenses (income) line item in the condensed interim consolidated statements of income during the nine months ended September 30, 2020.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2020

7.     OTHER ASSETS (Continued)

  B)
  Other Assets

	As at September 30, 2020	As at December 31, 2019
Non-current ore in stockpiles and on leach pads	$178,913	$145,675
Non-current prepaid expenses	23,532	18,035
Non-current other receivables	15,215	18,918
Other	2,408	2,240

Total other assets	$220,068	$184,868

8.     PROPERTY, PLANT AND MINE DEVELOPMENT

  During the nine months ended September 30, 2020, $601.9 million of additions (year ended December 31, 2019 — $1,012.8 million) were capitalized to property, plant and mine development.

  Total borrowing costs capitalized to property, plant and mine development during the nine months ended September 30, 2020 were approximately $1.8 million (year ended December 31, 2019 — $4.0 million) at a capitalization rate of 1.16% (year ended December 31, 2019 — 1.31%).

  During the nine months ended September 30, 2020, the Company produced and sold pre-commercial gold production from the Barnat deposit at the Canadian Malartic mine and the Tiriganiaq open pit deposit at the Meliadine mine. The Company deducts revenues from mining operations earned prior to commercial production from the cost of the related property, plant and mine development. During the nine months ended September 30, 2020, the Company earned $37.6 million of pre-commercial production revenue (year ended December 31, 2019 — $91.1 million).

  Assets with a net book value of $9.3 million were disposed of by the Company during the nine months ended September 30, 2020 (year ended December 31, 2019 — $20.4 million), resulting in a loss on disposal of $8.5 million (year ended December 31, 2019 — $11.9 million) which was recorded in the other expenses (income) line item in the condensed interim consolidated statements of income.

  See Note 19 to these condensed interim consolidated financial statements for capital commitments.

9.     INVESTMENTS

	As at September 30, 2020	As at December 31, 2019
Equity securities	$220,476	$86,252
Common share purchase warrants	61,381	4,984

Total investments	$281,857	$91,236

10.   LONG-TERM DEBT

  The following table sets out details of the Company's long-term debt as at September 30, 2020 and December 31, 2019:

		As at September 30, 2020				As at December 31, 2019
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78%-6.77%	$1,575,000	$(7,275)	$1,567,725	$1,812,230	$1,728,346	$1,883,114
Credit Facility	Variable	—	(3,135)	(3,135)	(3,135)	(4,238)	(4,238)

Total long-term debt		$1,575,000	$(10,410)	$1,564,590	$1,809,095	$1,724,108	$1,878,876

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2020

10.   LONG-TERM DEBT (Continued)

        The following table sets out the long-term debt included in the condensed interim consolidated balance sheets:

	As at September 30, 2020	As at December 31, 2019
Current portion of long-term debt	$—	$360,000
Non-current portion of long-term debt	1,564,590	1,364,108

Total long-term debt	$1,564,590	$1,724,108

  2020 Notes

  On April 7, 2020, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2020 Notes"). The 2020 Notes consist of $100.0 million 2.78% Series A Senior Notes due 2030 and $100.0 million 2.88% Series B Senior Notes due 2032. The other terms of the Notes are substantially the same as the terms of the existing outstanding Notes of the Company.

  2010 Notes

  On April 7, 2020 the Company repaid $360.0 million of 2010 Series B 6.67% Notes at maturity.

  Credit Facility

  During the nine months ended September 30, 2020, Credit Facility drawdowns totaled $1,075.0 million and repayments totaled $1,075.0 million. Credit Facility drawdowns totaled $220.0 million and repayments totaled $220.0 million during the nine months ended September 30, 2019. As at September 30, 2020, $1,199.2 million was available for future drawdown under the Credit Facility (December 31, 2019 — $1,200.0 million). Credit Facility availability is reduced by outstanding letters of credit which were $0.8 million as of September 30, 2020.

11.   LEASES

  The Company is party to a number of contracts that contain a lease, most of which include office facilitiebbs, storage facilities, and various plant and equipment. Leases of low value assets, short-term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation and a right-of-use asset, and expenses are included in operating costs in the condensed interim consolidated statements of income.

  During the three and nine months ended September 30, 2020, the Company recognized the following amounts:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Amortization expense on right-of-use assets	$3,692	$3,411	$10,747	$9,445
Interest expense on lease obligations	$540	$477	$1,481	$1,461
Additions to right-of-use assets	$6,264	$3,176	$9,771	$8,677

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2020

12.   EQUITY

  Net Income Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net income for the period	$222,654	$76,667	$306,390	$141,471

Weighted average number of common shares outstanding — basic (in thousands)	242,059	238,331	241,152	236,153
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	704	820	751	856
Add: Dilutive impact of employee stock options	1,104	964	787	327

Weighted average number of common shares outstanding — diluted (in thousands)	243,867	240,115	242,690	237,336

Net income per share — basic	$0.92	$0.32	$1.27	$0.60

Net income per share — diluted	$0.91	$0.32	$1.26	$0.60

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three months ended September 30, 2020, nil (2019 — nil) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. For the nine months ended September 30, 2020, nil (2019 — 8,750) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

13.   STOCK-BASED COMPENSATION

  A)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Nine Months Ended September 30, 2020			Nine Months Ended September 30, 2019
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,122,300	C$	54.86	6,361,265	C$	47.65
Granted	1,583,150		80.04	2,118,850		55.10
Exercised	(2,138,335)		56.34	(4,011,647)		43.85
Forfeited	(122,036)		64.73	(124,693)		56.46
Expired	—		—	(390)		28.03

Outstanding, end of period	3,445,079	C$	65.16	4,343,385	C$	54.55

Options exercisable, end of period	880,713	C$	60.39	1,393,415	C$	50.86

  The average share price of Agnico Eagle's common shares during the nine months ended September 30, 2020 was C$84.81 (2019 — C$63.09).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2020

13.   STOCK-BASED COMPENSATION (Continued)

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Nine Months Ended September 30,
	2020	2019
Risk-free interest rate	1.92%	2.23%
Expected life of stock options (in years)	2.4	2.4
Expected volatility of Agnico Eagle's share price	27.5%	30.0%
Expected dividend yield	1.2%	1.2%

  The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

  Compensation expense related to the ESOP amounted to $3.1 million for the three months ended September 30, 2020 (2019 — $3.4 million) and $12.9 million for the nine months ended September 30, 2020 (2019 — $13.6 million).

  B)
  Incentive Share Purchase Plan ("ISPP")

  During the nine months ended September 30, 2020, 267,560 common shares were subscribed for under the ISPP (2019 — 339,794) for a value of $14.7 million (2019 — $17.3 million). The total compensation cost recognized during the three months ended September 30, 2020 related to the ISPP was $1.9 million (2019 — $1.9 million) and $4.9 million for the nine months ended September 30, 2020 (2019 — $5.8 million).

  C)
  Restricted Share Unit ("RSU") Plan

  During the nine months ended September 30, 2020, 303,732 (2019 — 404,100) RSUs were granted with a grant date fair value of $18.4 million (2019 — $16.3 million). In the first nine months of 2020, the Company funded the RSU plan by transferring $18.4 million (2019 — $16.3 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the RSU plan was $4.4 million for the three months ended September 30, 2020 (2019 — $4.2 million) and $15.5 million for the nine months ended September 30, 2020 (2019 — $12.4 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income.

  D)
  Performance Share Unit ("PSU") Plan

  During the nine months ended September 30, 2020, 167,500 (2019 — 196,500) PSUs were granted. In the first nine months of 2020, the Company funded the PSU plan by transferring $10.1 million (2019 — $8.0 million) to an employee benefit trust that then purchased common shares of the Company in the open market. During the nine months ended September 30, 2020, the Company purchased an additional 117,648 shares to fulfill the payout of its 2017 PSU grant. The Company funded the purchase by transferring $7.0 million to an employee benefit trust that then purchased common shares of the Company in the open market. The purchase was treated as a treasury transaction and recognized directly in equity.

  Compensation expense related to the PSU plan was $2.6 million for the three months ended September 30, 2020 (2019 — $2.6 million) and $7.5 million for the nine months ended September 30, 2020 (2019 — $7.6 million). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2020

14.   OTHER RESERVES

  The following table sets out the movements in other reserves during the nine months ended September 30, 2020:

	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2019	$(47,922)	$—	$(47,922)
Net change in cash flow hedge reserve	—	(12,258)	(12,258)
Net change in fair value of equity securities at FVTOCI	96,774	—	96,774

Balance at September 30, 2020	$48,852	$(12,258)	$36,594

  The cash flow hedge reserve represents the settlement of an interest rate derivative related to the 2020 Notes. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the condensed interim consolidated statements of income.

15.   REVENUES FROM MINING OPERATIONS

  The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenue from contracts with customers	$980,261	$683,470	$2,209,810	$1,744,433
Provisional pricing adjustments on concentrate sales	351	(511)	(145)	(2,640)

Total revenues from mining operations	$980,612	$682,959	$2,209,665	$1,741,793

  The following table sets out the disaggregation of revenues by metal:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenues from contracts with customers:
Gold	$952,955	$655,461	$2,146,538	$1,664,756
Silver	22,905	19,961	52,777	53,497
Zinc	257	5,279	1,311	16,798
Copper	4,144	2,769	9,184	9,382

Total revenues from contracts with customers	$980,261	$683,470	$2,209,810	$1,744,433

16.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

  As at September 30, 2020, the Company had outstanding derivative contracts related to $1,199.0 million of 2020, 2021 and 2022 expenditures (December 31, 2019 — $252.0 million). The Company recognized mark-to-market adjustments in the (gain) loss on

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2020

16.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  derivative financial instruments line item of the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2020 and 2019 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at September 30, 2020 or December 31, 2019. The call option premiums were recognized in the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income.

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Nunavut operations' diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at September 30, 2020 relating to 25.3 million gallons of heating oil (December 31, 2019 — 12.0 million). The related mark-to-market adjustments prior to settlement were recognized in the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.

  The following table sets out a summary of the amounts recognized in the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Premiums realized on written foreign exchange call options	$(319)	$(402)	$(1,315)	$(1,394)
Realized loss on warrants	—	—	—	88
Unrealized gain on warrants	(20,854)	(440)	(52,682)	(492)
Realized (gain) loss on currency and commodity derivatives	(219)	(492)	13,027	(46)
Unrealized (gain) loss on currency and commodity derivatives(i)	(8,332)	3,712	(8,327)	(8,452)

(Gain) loss on derivative financial instruments	$(29,724)	$2,378	$(49,297)	$(10,296)

  Note:

  (i)
  Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the (gain) loss on derivative financial instruments line item of the condensed interim consolidated statements of income and through the unrealized gain on warrants and the other line items of the condensed interim consolidated statements of cash flows.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2020

17.   OTHER EXPENSES (INCOME)

  The following table sets out a summary of the amounts recognized in the other expenses (income) line item of the condensed interim consolidated statements of income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Loss on disposal of property, plant and mine development (Note 8)	$4,762	$3,143	$8,492	$8,668
Interest income	(1,169)	(1,883)	(4,913)	(4,912)
Temporary suspension and other costs due to COVID-19	3,710	—	29,807	—
Other	1,829	289	4,021	(5,309)

Total other expenses (income)	$9,132	$1,549	$37,407	$(1,553)

  In response to the Quebec Order, issued on March 23, 2020 to close all non-essential businesses as a result of the COVID-19 pandemic, the Company took steps to ramp down its mining and exploration activities in the Abitibi region of Quebec (the LaRonde, LaRonde Zone 5, Goldex and Canadian Malartic mines and exploration activities). Each of these sites and properties remained on temporary suspension until April 15, 2020, and minimal work took place during that time. The Company also temporarily reduced activities at the Meliadine mine and Meadowbank Complex in Nunavut, which are serviced out of Quebec, until June 2020.

  In response to the Decree issued by the Government of Mexico on April 2, 2020, mining operations at the Company's Mexico operations (Pinos Altos, Creston Mascota and La India mines) were ramped down. Most of the activity at these operations were suspended by the Company until May 18, 2020, with the exception of heap leaching activities at the Creston Mascota and La India mines.

  Following the period of temporary suspension or reduced operations in Canada and Mexico, activities were sustained at or near normal levels throughout the third quarter of 2020.

  Temporary suspension and other costs due to the COVID-19 pandemic include primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company's effort to prevent or curtail community transmission of COVID-19, primarily in Nunavut.

  All other costs incurred during the period of temporary suspension or reduced operations such as payroll costs associated with employees working remotely and performing their regular duties as well as direct and incremental costs of $2.8 million for the three months ended September 30, 2020 and $5.1 million for the nine months ended September 30, 2020 incurred to maintain the safety of employees and communities and adhere to the enhanced hygiene measures were recognized in the production, exploration and corporate development, and general and administrative lines in the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2020

18.   SEGMENTED INFORMATION

	Nine Months Ended September 30, 2020
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$377,482	$(126,970)	$—	$250,512
LaRonde Zone 5 mine	77,134	(33,754)	—	43,380
Goldex mine	152,356	(58,006)	—	94,350
Meadowbank Complex	247,528	(210,105)	(1,040)	36,383
Meliadine mine	398,269	(182,523)	—	215,746
Canadian Malartic joint operation	316,864	(137,643)	(10,098)	169,123
Kittila mine	296,277	(132,471)	—	163,806

Total Northern Business	1,865,910	(881,472)	(11,138)	973,300

Southern Business:
Pinos Altos mine	166,938	(87,233)	—	79,705
Creston Mascota mine	67,118	(29,017)	—	38,101
La India mine	109,699	(51,577)	—	58,122

Total Southern Business	343,755	(167,827)	—	175,928

Exploration	—	—	(63,330)	(63,330)

Segments totals	$2,209,665	$(1,049,299)	$(74,468)	$1,085,898

Total segments income				$1,085,898
Corporate and other:
Amortization of property, plant and mine development				(456,147)
General and administrative				(82,380)
Finance costs				(74,201)
Gain on derivative financial instruments				49,297
Foreign currency translation loss				(11,489)
Other expenses				(37,407)

Income before income and mining taxes				$473,571

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2020

18.   SEGMENTED INFORMATION (Continued)

	Nine Months Ended September 30, 2019
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$390,382	$(165,055)	$—	$225,327
LaRonde Zone 5 mine	54,607	(28,408)	—	26,199
Lapa mine	4,877	(2,844)	—	2,033
Goldex mine	142,876	(59,589)	—	83,287
Meadowbank mine	141,708	(104,207)	(3,079)	34,422
Meliadine mine	148,619	(83,263)	—	65,356
Canadian Malartic joint operation	338,557	(153,433)	(145)	184,979
Kittila mine	182,220	(104,080)	—	78,140

Total Northern Business	1,403,846	(700,879)	(3,224)	699,743

Southern Business:
Pinos Altos mine	186,955	(95,572)	—	91,383
Creston Mascota mine	65,563	(27,382)	—	38,181
La India mine	85,429	(48,903)	—	36,526

Total Southern Business	337,947	(171,857)	—	166,090

Exploration	—	—	(77,805)	(77,805)

Segments totals	$1,741,793	$(872,736)	$(81,029)	$788,028

Total segments income				$788,028
Corporate and other:
Amortization of property, plant and mine development				(395,738)
General and administrative				(85,555)
Finance costs				(78,797)
Gain on derivative financial instruments				10,296
Foreign currency translation loss				(4,990)
Other income				1,553

Income before income and mining taxes				$234,797

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2020

18.   SEGMENTED INFORMATION (Continued)

  The following table sets out total assets by segment:

	Total Assets as at
	September 30, 2020	December 31, 2019
Northern Business:
LaRonde mine	$813,155	$794,503
LaRonde Zone 5 mine	71,212	66,553
Lapa mine	4,021	4,128
Goldex mine	295,683	295,139
Meadowbank Complex	1,046,169	883,422
Meliadine mine	2,202,188	2,139,845
Canadian Malartic joint operation	1,491,740	1,548,564
Kittila mine	1,444,513	1,317,322

Total Northern Business	7,368,681	7,049,476

Southern Business:
Pinos Altos mine	477,418	521,713
Creston Mascota mine	16,447	28,833
La India mine	243,156	264,498

Total Southern Business	737,021	815,044

Exploration	488,845	462,789

Corporate and other	606,960	462,576

Total assets	$9,201,507	$8,789,885

19.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2020, the total amount of these guarantees was $434.6 million.

  As at September 30, 2020 the Company had $83.5 million of commitments related to capital expenditures.

20.   SUBSEQUENT EVENTS

  Dividends Declared

  On October 28, 2020, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.35 per common share (a total value of approximately $84.7 million), payable on December 15, 2020 to holders of record of the common shares of the Company on November 25, 2020.

QuickLinks

  Exhibit 99.1
Third Quarter Report 2020
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2020
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2020
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2020
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2020
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) September 30, 2020